Exhibit 99.1
CELESTICA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our September 30, 2018 unaudited interim condensed consolidated financial statements (Q3 2018 Interim Financial Statements), and our Annual Report on Form 20-F for the year ended December 31, 2017 (2017 20-F), which includes our 2017 audited consolidated financial statements (2017 AFS). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of October 24, 2018 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our priorities, intended areas of focus, objectives, and goals, including those outlined under the heading “Operating Goals and Principles” below; trends in the electronics manufacturing services (EMS) industry, generally and in relation to our business, including the anticipated continuation and impact of adverse market conditions, particularly in our Connectivity and Cloud Solutions (CCS) segment; our anticipated financial and/or operational results, and our anticipated non-International Financial Reporting Standards (IFRS) adjusted effective tax rate; benefits anticipated from our cost efficiency initiative; our anticipated disengagement from certain CCS customer programs as a result of our comprehensive review of our CCS business, and expected declines in our CCS segment and consolidated revenue, changes to our manufacturing network and certain restructuring actions as a result thereof; our intention to launch a new normal course issuer bid (NCIB), and if accepted, the number of subordinate voting shares we may be permitted to purchase thereunder, and the timing and manner of such purchases; adverse market conditions in, and the cyclical nature of, our semiconductor capital equipment business; our growth and diversification plans (and potential hindrances thereto); the expected continuation, and adverse impact on our business, of materials constraints; the expected timing, cost, terms and funding of our anticipated acquisition of Impakt Holdings, LLC (Impakt); the anticipated impact of anticipated and completed acquisitions (including our Atrenne Integrated Solutions, Inc. (Atrenne) acquisition) and program wins, transfers, losses or disengagements on our business; the timing of the valuation of certain Atrenne assets and finalization of the purchase price allocation of the acquisition; anticipated expenses, restructuring actions and charges, capital expenditures and other anticipated working capital requirements, including the anticipated amounts, timing, impact and funding thereof; the anticipated impact on our operations of any new significant tariffs on items imported into the U.S. and related countermeasures; the anticipated repatriation of undistributed earnings from foreign subsidiaries; the impact of tax and litigation outcomes; our anticipated ability to use certain net operating losses; intended investments in our business and associated risks; the anticipated impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment on our business; raw materials prices; our intended method of funding subordinate voting share repurchases; the impact of outstanding indebtedness under our credit facility on our business; the timing and terms of the sale of our real property in Toronto and related lease transactions (collectively, the Toronto Real Property Transactions); the costs, timing and execution of relocating our existing Toronto manufacturing operations and corporate headquarters (including our expectation that the costs of such relocations will be more than offset by the cash proceeds from the property sale, if consummated); the anticipated impact of the recent U.S. tax reform on our business; the timing of the adoption of, and transition activities related to, newly-issued accounting standards; the impact of price reductions and longer-term contracts on our business; the expected continuation of increasing our fulfillment services; the potential use of cash, securities issuances and intended increase in third-party indebtedness to fund our operations or acquisitions, and the anticipated and potential adverse impacts of such uses and/or increase; the potential adverse impacts of Britain's intention to leave the European Union (Brexit) and/or policies or legislation proposed or instituted by the current administration in the U.S.; the timing of, and potential true-up premium on, annuities purchased for our U.K Main pension plan; our intentions with respect to our U.K. Supplementary pension plan; the expected impact of the expiration of one of our income tax incentives in Thailand; and our intention to seek to increase amounts we are able to sell under our receivables purchase agreement. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed with our products and services; customer and segment concentration; challenges of replacing revenue from completed or lost programs or customer disengagements; changes in our mix of customers and/or the types of products or services we provide; the impact on gross profit of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors affecting, and the highly competitive nature of, the EMS industry in general and our CCS segment in particular; the cyclical nature of the semiconductor capital equipment business; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies; customer, competitor and/or supplier consolidation; integrating acquisitions and “operate-in-place” arrangements, and achieving the anticipated benefits therefrom; the failure to obtain (or a delay in obtaining) the necessary regulatory approvals or the failure to satisfy the other closing conditions required for our purchase of Impakt, a material adverse change at Impakt, the purchase price varying from the expected amount, our failure to obtain adequate third-party financing for the acquisition under our new credit facility on anticipated and acceptable terms, the failure to consummate our purchase of Impakt when anticipated or at all, and if the acquisition is consummated, a failure to successfully integrate the acquisition, further develop our capabilities in expected markets or otherwise expand our portfolio of solutions, and/or achieve the other expected benefits from the acquisition (collectively, Impakt Risks); retaining or expanding our business due to execution or quality issues (including our ability to successfully resolve these challenges); our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; negative impacts on our business resulting from significant uses of cash and/or any future securities issuances or increased third-party indebtedness for acquisitions (including increased third-party indebtedness for the anticipated acquisition of Impakt) or to otherwise fund our operations; delays in the delivery and availability of components, services and materials; the impact of our restructuring actions; the incurrence of future impairment charges or other write-downs of assets; managing our operations, growth initiatives, and our working capital performance during uncertain market and economic conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside of our/their control; the expansion or consolidation of our operations; recruiting or retaining skilled talent; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; defects or deficiencies in our products, services or designs; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; the costs, timing and/or execution of relocating our existing Toronto manufacturing operations and/or corporate headquarters proving to be other than anticipated; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the variability of revenue and operating results; compliance with applicable laws, regulations, government grants and social responsibility initiatives; and current or future litigation, governmental actions, and/or changes in legislation. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our 2017 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the successful pursuit, completion and integration of acquisitions; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently-imposed tariffs and countermeasures; our ability to keep pace with rapidly changing technological developments; the impact of the recent U.S. tax reform on our operations; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for repurchases of outstanding subordinate voting shares; that we achieve the expected benefits from our acquisition of Atrenne; that the sale of our Toronto real property will be consummated when anticipated; and that none of the Impakt Risks materialize. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica's business:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, and capital equipment businesses. Capital equipment includes semiconductor capital equipment, and has been renamed to reflect the expanding nature of our business in this market. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. All period percentages and financial information herein reflect the current presentation. Information regarding our reportable segments is included in note 4 to our Q3 2018 Interim Financial Statements, filed at www.sedar.com and furnished with this MD&A on Form 6-K at www.sec.gov.

Our global headquarters is located in Toronto, Canada. We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements.

We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services. Within design and development, our Joint Design and Manufacturing (JDM) offering includes the creation of design solutions in collaboration with customers, as well as the management of aspects of the supply chain and manufacturing.

Revenue from our ATS segment currently represents approximately one-third of our aggregate revenue but generated almost one-half of our total segment income in the third quarter of 2018, and over one-half of our total segment income for the first nine months of 2018. Products and services in this segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for aerospace and defense-related customers; high-precision equipment and integrated subsystems used in the manufacture of semiconductors; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Within our capital equipment business, revenue from our semiconductor capital equipment customers has been adversely impacted by what we believe to be modest cyclical decreases in demand in the third quarter of 2018. While we expect this environment to continue into the coming quarters, we believe that new program wins, anticipated market share gains, and anticipated growth in electronic content and connectivity may benefit revenue from this business in the future. Our ATS segment businesses typically have a higher margin profile and longer product life cycles than the businesses in our CCS segment. Revenue from our CCS segment currently represents approximately two-thirds of our aggregate revenue and generated just above one-half of our total segment income in the third quarter of 2018, and less than one-half of our total segment income for the first nine months of 2018. Products and services in this segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, servers and storage-related products used by a wide range of businesses and cloud-based service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have a lower margin profile and higher volumes than the businesses in our ATS segment, and have been impacted in recent periods (and continue to be impacted) by aggressive pricing, rapid shifts in technology, model obsolescence and the commoditization of certain products.

To increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as a leading company in the EMS industry. We have invested in automation and the connected factory to streamline our processes and reduce costs. Our current cost efficiency initiative, and related restructuring actions, are also intended to further streamline our business, increase operational efficiencies and improve our productivity.

Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix, and has been affected by sustained negative pricing pressures, which have significantly impacted our profitability in recent quarters. These factors, which are characteristic of the highly competitive nature of this market, are not expected to abate. As part of our strategy to continue to diversify our business and improve shareholder returns, we commenced a comprehensive review of our CCS business in the second half of 2018, with the intention of addressing under-performing programs. As a result of this review, we intend to disengage from certain customer programs that do not meet our strategic objectives.This review is currently expected to result in a decline in our CCS segment revenue of approximately $500 million over the next 12 to 18 months (subject to change based on the growth or contraction of CCS programs not subject to the review). In addition, while we are not providing revenue guidance for 2019, we currently anticipate (if all other factors remain constant), a corresponding overall revenue decline, as a percentage of annual revenue, in the single digit range. This review is intended to improve our CCS segment margin, and contemplates certain restructuring actions (which have been built into our cost efficiency initiative described below), as well as changes to our manufacturing network. Although we expect reduced revenue in our CCS business as a result of this review, we intend to maintain a large portion of our CCS business, and continue to invest in areas we believe are key to the long-term success of our CCS segment, including our JDM offering, to help drive improved CCS financial performance in future periods. We are also pursuing new customers and acquisition opportunities in our ATS segment to expand our end market penetration, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings. Within both our CCS and ATS segments, we are focused on higher-value added services, including design and development, engineering, and after-market services. In support of our expansion efforts, we have executed two “operate-in-place” outsourcing agreements with existing aerospace and defense customers, pursuant to which we provide manufacturing and after-market repair services for specific product lines at such customers' sites. In addition, under our ATS segment, we completed the acquisitions of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing (Karel) in November 2016 and Atrenne in April 2018, and have announced our execution of an agreement to acquire Impakt in October 2018 (see “Recent developments” and “Operating Results — Acquisition Activity and Program Transfer” below).

As we expand our business, open new sites, or transfer business within our network to accommodate growth or achieve synergies, however, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities include our ability: to manage growth effectively; to maintain existing business relationships during periods of transition; to anticipate disruptions in our operations that may impact our ability to deliver to customers on time, produce quality products and ensure overall customer satisfaction; and to respond rapidly to changes in customer demand or volumes. We may also encounter difficulties in ramping and executing new programs. We may require significant investments in additional capabilities and increased working capital to support these new programs, including those associated with business acquisitions, and may generate lower margins or losses during and/or following the ramp period. There can be no assurance that our increased investments will benefit our financial performance or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience in these areas. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in our business, including in new markets or technologies, which could materially adversely affect our business and operating results.

Operating Goals and Principles:

Our current priorities are focused on evolving our revenue portfolio; expanding our non-IFRS operating margin and segment margins; and maintaining a balanced approach to capital allocation. Management believes that each of these goals and principles is reasonable.
Evolving our Revenue Portfolio — To evolve our revenue portfolio, we intend to continue to focus on: (i) realigning our portfolio towards more diversified revenue, (ii) driving sustainable profitable revenue growth, (iii) growing our ATS segment revenue organically by an average of 10% per year over the long term, (iv) supplementing our organic growth with disciplined, targeted acquisitions intended to expand capabilities, and (v) optimizing and reshaping our portfolio to drive more consistent returns and profitability.
Expanding Margins — With respect to expanding margins, we intend to focus on achieving over the next 12 to 18 months (i) non-IFRS operating margin in the target range of 3.75% to 4.5% (compared to our previous target range of between 3.5% to 4.0% over a period of 1 to 3 years from July 2018), and (ii) ATS segment margin in the target range of 5.0% to 6.0%, CCS segment margin in the target range of 2.0% to 3.0%, and greater than 50% of total segment income from our ATS segment. The increase and acceleration of our non-IFRS operating margin target range compared to our previous target range (and the acceleration of our other target ranges) reflects the anticipated benefits from our CCS portfolio review and our cost efficiency initiative, and ongoing expansion of our ATS segment revenue portfolio, both organically and through strategy-aligned acquisitions such as Atrenne and our anticipated acquisition of Impakt. See “Recent Developments” below.
Balanced Approach to Capital Allocation — In terms of capital allocation, we are focused on: (i) returning approximately 50% of non-IFRS free cash flow to shareholders annually, on average, over the long term, (ii) investing 1.5% to 2.0% of annual revenue in capital expenditures to support our organic growth, and (iii) executing on strategic acquisitions as part of a disciplined capital allocation framework. We are also focused on maintaining a strong balance sheet.
The foregoing priorities and areas of intended focus constitute our objectives and goals, and are not intended to be projections or forecasts of future performance. Our future performance is subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from the goals and priorities described above.
Operating margin and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See “Non-IFRS measures” below for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to the most directly comparable IFRS measures. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which is defined in “Operating Results — Segment income and margin” below.

Overview of business environment:

The EMS industry is highly competitive, with multiple global EMS providers competing for customers and programs. In addition, demand can be volatile from period to period, and aggressive pricing is a common business dynamic, particularly in our CCS segment. As a result, customer and CCS segment revenue and mix, and overall profitability, are difficult to forecast. Product lifecycles in the markets we serve, production lead times required by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments, the prevalence of solid state or flash memory technology as a replacement for hard disk drives, as well as the proliferation of software-defined technologies enabling the disaggregation of software and hardware, increased competition, oversupply of products, pricing pressures, and the volatility of the economy all contribute to the complexity of managing our operations and fluctuations in our financial results. For example, declines in demand for customer-specific proprietary systems in favor of open systems with standardized technologies has adversely impacted some of our CCS segment customers (and consequently, our CCS business), however, this trend may result in increased opportunities for our JDM offering. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers in terms of supporting their customers and generating appropriate returns. Because the EMS industry is working capital intensive, we believe that adjusted ROIC (discussed in “Non-IFRS measures” below), which is primarily based on non-IFRS operating earnings and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

In addition, uncertainty in the global economy and financial markets may impact current and future demand for our customers' products and services, and consequently, our operations. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary.

External factors that could adversely impact the EMS industry and our business include natural disasters and related disruptions, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, unusually adverse weather conditions, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could also lead to higher costs or supply shortages or may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. In addition, uncertainties resulting from Brexit (given the lack of comparable precedent) and/or policies or legislation proposed or instituted by the current administration in the U.S., and/or increased tensions with North Korea, China, Russia and/or other countries, may adversely affect our business, results of operations and financial condition.

The United States, Canada and Mexico have agreed on a revised trade deal (USMCA) to replace the North American Free Trade Agreement. The USMCA is expected to be signed by the end of November 2018, and will be subject to a vote by the U.S. Congress thereafter. We cannot currently quantify the impact on our business of the USMCA, if approved. In addition, the current U.S. administration has increased tariffs on certain items imported into the U.S. from several countries, including China, Canada, Mexico, and the European Union (many of which are not addressed by the USMCA). Each of these countries has imposed retaliatory tariffs on specified items, which have been challenged by the U.S. These actions, or other governmental actions related to tariffs or international trade agreements, could increase the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. We currently ship a significant portion of our worldwide production to customers in the U.S. from other countries. Increased tariffs (which are generally borne by our customers), and/or changes to international trade agreements, may cause our U.S. customers to insource programs previously outsourced to us, transfer manufacturing to locations within our global network that are not impacted by such actions (potentially increasing production costs), and/or shift their business to other EMS providers. Additionally, tariffs on imported components for use in our U.S. production could have an adverse impact on demand for such production. Retaliatory tariffs could reduce demand for our U.S.-based production or make such production less profitable. Given the uncertainty regarding the scope and duration of these trade actions by the U.S. and other governments, whether trade tensions will escalate further, and whether our customers will bear the related costs, their impact on our operations and results cannot be currently quantified, but may be material.

In general, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxation, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition. See Item 5. “Operating and Financial Review and Prospects — Overview — Overview of business environment” of our 2017 20-F.

We have significant suppliers that are important to our sourcing activities. If a key supplier (or any company within such supplier's supply chain) experiences financial or other difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results and customer relationships.

We continue to experience materials constraints from certain suppliers in both our segments, due in part to industry-wide shortages for certain electronic components. These shortages caused delays in the production of customer products, and required us to carry higher than expected levels of inventory, commencing in 2017 and continuing through the third quarter of 2018. We expect these materials constraints and adverse impacts to continue until the supply environment improves. These supply constraints may result in higher materials costs, adversely impacting our financial results if we are unable to recover such increases from our customers.

Our ability to collect our accounts receivable and achieve future sales depends, in part, on the financial strength of our customers. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or we may extend our payment terms, which could adversely impact our short-term cash flows, financial condition and/or operating results. From time to time, we have extended the payment terms applicable to certain customers, which has adversely impacted our working capital requirements, and increased our financial exposure and credit risk. In addition, customer financial difficulties or changes in demand for our customers' products may result in order cancellations and us carrying higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory. We also may be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Furthermore, if a customer bankruptcy occurs, our profitability may be adversely impacted by our failure to collect our accounts receivable in excess of our estimated allowance for uncollectible accounts or amounts insured (which occurred with respect to one of our solar customers during 2017, whose bankruptcy caused us to record accounts receivable provisions). Our failure to collect accounts receivable and/or the loss of one or more major customers could have an adverse effect on our operating results, financial position and cash flows. See Item 5. “Operating and Financial Review and Prospects — Overview— Overview of business environment” of our 2017 20-F.

Our business, particularly in our CCS segment, is dependent on the award of new programs. Customers may shift production between EMS providers for a number of reasons, including changes in demand for their products, pricing concessions, more favorable terms and conditions, execution or quality issues, their preference or need to consolidate their supply chain capacity or change their supply chain partners, tax benefits, new trade policies or legislation, or consolidation among customers. Customers may also choose to increase the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better manage their supply continuity risk. These customer decisions may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

While the demand environment remains volatile, driven largely by technology shifts and increased competition in our CCS segment, we remain committed to making investments we believe are required to support our long-term objectives and to create shareholder value. These efforts include a focus on the diversification of our customer mix and product portfolios to address changing needs, including a larger emphasis on fulfillment and after-market services, as well as broadening our ATS segment capabilities, including expanding our aerospace and defense, healthtech, capital equipment (including semiconductor capital equipment), smart energy, and industrial offerings, and continuing to expand the breadth of our JDM offerings in the areas of network switching and converged storage and servers. The costs of investments that we deem desirable may be prohibitive, however, and therefore prevent us from achieving these diversification objectives. In addition, the ramping activities associated with investments that we do make may be significant and could negatively impact our margins in the short and medium term. Simultaneously, we intend to continue to manage our costs and resources to maximize our efficiency and productivity.

Recent developments:

CCS revenue portfolio review:

As part of our strategy to continue to diversify our business and improve shareholder returns, we commenced a comprehensive review of our CCS revenue portfolio in the second half of 2018, with the intention of addressing under-performing programs, as well as better aligning our investments with our strategic and financial priorities. As a result of this review, we intend to disengage from certain customer programs where the financial returns from such programs are not anticipated to contribute to improved consistency in our revenues and CCS segment margin. This review is currently expected to result in a decline in our CCS segment revenue of approximately $500 million over the next 12 to 18 months (subject to change based on the growth or contraction of CCS programs not subject to the review). In addition, while we are not providing revenue guidance for 2019, we currently anticipate (if all other factors remain constant), a corresponding overall revenue decline, as a percentage of annual revenue, in the single digit range. This review is intended to improve our CCS segment margin, and contemplates certain restructuring actions (which have been built into our cost efficiency initiative described below), as well as changes to our manufacturing network. Although we expect reduced revenue in our CCS business as a result of this review, we intend to maintain a large portion of our CCS business, and continue to invest in areas we believe are key to the long-term success of our CCS segment, including our JDM offering, to help drive improved CCS financial performance in future periods.

Refinancing:

In June 2018, we entered into an $800.0 million credit facility (New Credit Facility) which consists of a $350.0 million term loan (New Term Loan) that matures in June 2025, and a $450.0 million revolving credit facility (New Revolver) that matures in June 2023. The net proceeds from the New Term Loan were used primarily to repay all amounts outstanding under our previous credit facility (Prior Facility), which was terminated on such repayment, as well as costs related to the arrangement of the New Credit Facility. Our Prior Facility consisted of a $300.0 million revolving credit facility (Prior Revolver), and a $250.0 million term loan (Prior Term Loan), each of which was scheduled to mature in May 2020. As of September 30, 2018, $350.0 million was outstanding under the New Term Loan, and other than ordinary course letters of credit, $55.0 million was outstanding under the New Revolver. We intend to pursue the use of the accordion feature under the New Credit Facility to increase the New Term Loan by approximately $350 million in order to finance the acquisition of Impakt (as described below). However, since the accordion feature is on an uncommitted basis, there can be no assurance that any current and/or potential member of our financing syndicate will agree to its use, in the amounts we wish to borrow or at all, or that we will meet the required conditions. In the event that use of the accordion feature is unavailable (in whole or in part), we intend to finance required amounts for the acquisition with cash on hand and/or additional borrowings of up to approximately $350 million under the New Revolver.

Anticipated acquisition expected to broaden capabilities in the Capital Equipment Market:

We entered into a definitive agreement, dated as of October 9, 2018, to acquire U.S.-based Impakt, a highly-specialized, vertically integrated company providing manufacturing solutions for leading OEMs in the semiconductor and display (including LCD and Organic Light Emitting Diode (OLED)) industries, as well as other markets requiring complex fabrication services, with operations in California and South Korea. Through this acquisition, we expect to gain significant, new capabilities in large-format, complex, high-mix manufacturing solutions for multiple industries within our ATS segment, and broaden our precision component manufacturing, full system assembly, integration and machining capabilities. In addition, we expect to benefit from Impakt’s full spectrum of specialized vertical services, including its South Korea-based machining and manufacturing expertise. The purchase price is approximately $329 million (subject to specific adjustments as set forth in the definitive agreement). We intend to pursue the use of the accordion feature under the New Credit Facility to increase the New Term Loan to finance the acquisition. However, since the accordion feature is on an uncommitted basis, there can be no assurance that any current and/or potential member of our financing syndicate will agree to its use, in the amounts we wish to borrow or at all, or that we will meet the required conditions. In the event that use of the accordion feature is unavailable (in whole or in part), we intend to finance required amounts for the acquisition with cash on hand and/or additional borrowings of up to approximately $350 million under the New Revolver. As part of the acquisition, we expect to acquire assets, comprised primarily of accounts receivable, inventory, property and equipment, and assume liabilities. We expect that goodwill and amortizable intangible assets arising from this acquisition will comprise a substantial portion of the purchase price. The transaction is currently expected to close in the fourth quarter of 2018, subject to receipt of applicable regulatory approvals, and satisfaction of other customary closing conditions. There can be no assurance that our current or potential lenders will permit incremental borrowings under the New Credit Facility on acceptable terms or at all, or that this acquisition will be consummated when anticipated, or at all.

Completion of Atrenne Acquisition:

On April 4, 2018, we completed the acquisition of U.S.-based Atrenne, a designer and manufacturer of ruggedized electromechanical solutions. This acquisition is intended to expand our capabilities, improve our diversification, and bolster our leadership position within the aerospace and defense market. Atrenne's capabilities include connectors, machining, and the thermal and mechanical design and manufacture of ruggedized chassis and enclosures, primarily for military and commercial aerospace applications. We also believe that Atrenne's capabilities in the design and manufacture of value-added mechanical solutions will expand our service offerings for our industrial customers. The purchase price for Atrenne was $141.7 million, net of cash acquired, including a net working capital adjustment of $3.8 million (which is subject to finalization). The purchase was funded with borrowings under the Prior Revolver. In connection with our purchase of Atrenne, we recorded a $1.6 million fair value adjustment to write up the value of the acquired inventory as of the acquisition date, representing the difference between the inventory's cost and its fair value. The fair value adjustment was recognized through cost of sales as the inventory was sold. During the second quarter of 2018, we recognized the full $1.6 million fair value adjustment (as such acquired inventory was sold during the second quarter), which negatively impacted our gross profit and net earnings for the second quarter of 2018. We also recorded $64.0 million of goodwill upon acquisition, which is attributable primarily to the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations. We expect to finalize our purchase price allocation in the fourth quarter of 2018, once the net working capital adjustment has been finally determined. See note 5 to our Q3 2018 Interim Financial Statements.

Segment Reorganization and Segment Environment:

During the first quarter of 2018, we completed a reorganization of our reporting structure, including our sales, operations and management systems, into two operating and reportable segments: ATS and CCS. Our prior period financial information has been reclassified to reflect the reorganized segment structure and to conform to the current presentation. The changes to our segment structure had no impact on our historical consolidated financial position, results of operations or cash flows as previously reported. Information regarding our reportable segments is included in note 4 to our Q3 2018 Interim Financial Statements.

See “Overview — Celestica's business” above for a description of the products, services and characteristics of each of our ATS and CCS segments. The competitive landscape in our CCS segment remains aggressive, as demand growth continues to move from traditional enterprise network infrastructure providers to cloud-based service providers, resulting in aggressive bidding from EMS providers and increased competition from original design manufacturers as they further penetrate these markets. In addition, although we offer a broad range of services to our CCS customers, we have experienced a shift in the mix of our programs, including growth in our lower-margin fulfillment services, particularly in the first half of 2018 as compared to the prior year period. This shift in mix, combined with the pricing pressures described above, demand volatility, and investments we have made to grow our higher-value added after-market services, resulted in lower segment income and margins in our CCS segment during the first three quarters of 2018 as compared to the prior-year periods. See “Operating Results” below. As a result of the high concentration of our business in the CCS marketplace, we expect continued competitive pressures, aggressive pricing and technology-driven demand shifts, as well as certain materials constraints, to continue to negatively impact our CCS businesses and overall profitability in future periods. See “Recent developments — CCS revenue portfolio review” above for a discussion of a comprehensive review of our CCS business that we are undertaking to address under-performing programs and identify opportunities to improve our returns, as well as potential impacts of this review on our operations and financial results.

Within our capital equipment business, revenue from our semiconductor capital equipment customers has been adversely impacted by what we believe to be modest cyclical decreases in demand in third quarter of 2018. While we expect this environment to continue into the coming quarters, we believe that new program wins, anticipated market share gains, and anticipated growth in electronic content and connectivity may benefit revenue from this business in the future.

Toronto Real Property and Related Transactions Update:

In September 2018, the agreement governing the sale of our Toronto real property, which includes our corporate headquarters and Toronto manufacturing operations, was assigned to a new purchaser (unrelated to us and the previous purchaser). In connection with such assignment, the agreement was amended to provide for the remaining proceeds of $122 million Canadian dollars (approximately $94 million at period-end exchange rates) to be paid in one lump sum cash payment at closing (previously, we were to receive one-half of the purchase price in the form of an interest-free, first-ranking mortgage having a term of two-years from the closing date). In addition, although we expect to receive certain additional cash amounts at closing, if consummated, the quantification of such amounts has not yet been finalized. Other terms of the agreement remain unchanged. The closing of the transaction is currently anticipated to occur no later than the end of the first quarter of 2019. However, there can be no assurance that this transaction will be completed when anticipated, or at all. Any amounts we receive from the sale of our Toronto real property, if consummated, will be included in non-IFRS free cash flow in the period of receipt, and are expected to more than offset the building improvements and other capitalized costs, as well as transition costs, associated with our relocations and the preparation of our new facilities. See “Liquidity — Toronto Real Property and Related Transactions” below for a discussion of our anticipated Toronto property sale and related transactions, and transition and capital costs incurred in connection with the relocation of our Toronto manufacturing operations and the anticipated relocation of our corporate headquarters.
Restructuring Update:

As previously disclosed, we are implementing various restructuring actions under a cost efficiency initiative. We have recorded $37.0 million in restructuring charges from the commencement of this initiative through the end of the third quarter of 2018, including the $13.3 million of restructuring charges recorded in the third quarter of 2018. We currently estimate that we will incur aggregate restructuring charges of between $50.0 million and $75.0 million under this initiative, and that the remainder of the charges will be recorded in the fourth quarter of 2018 through mid-2019.

Share Repurchase Plan:

Since the commencement in November 2017 of our current NCIB (2017 NCIB) through September 30, 2018, we paid $81.5 million (including transaction fees) to repurchase and cancel 7.4 million subordinate voting shares. The maximum number of subordinate voting shares that we are permitted to repurchase for cancellation under the 2017 NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of the 2017 NCIB to satisfy delivery obligations under our stock-based compensation plans (1.1 million subordinate voting shares purchased for such purpose from commencement through September 30, 2018). As of September 30, 2018, up to approximately 2.0 million additional subordinate voting shares may be purchased under the 2017 NCIB for cancellation and to satisfy delivery obligations under stock-based compensation plans.

Intention to Launch New Normal Course Issuer Bid (NCIB):

In October 2018, we announced our intention to file with the Toronto Stock Exchange (TSX) a notice of intention to commence a new NCIB during the fourth quarter of 2018. If this notice is accepted by the TSX, we expect to be permitted to repurchase for cancellation, at its discretion during the 12 months following such acceptance, up to 10% of the "public float" (calculated in accordance with the rules of the TSX) of the Company's issued and outstanding subordinate voting shares. Purchases under the NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to the terms and limitations to be applicable to such NCIB, and will be made through the facilities of the TSX. We believe that an NCIB is in the interest of the Company and constitutes a desirable use of its funds.

Solar Exit Update:

During the second quarter of 2018, we completed the sale of our remaining solar panel manufacturing equipment. During the third quarter of 2018, we received $3.7 million, the balance of our outstanding solar accounts receivable.

Summary of Q3 2018

Our Q3 2018 Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting policies we adopted in accordance with IFRS. The Q3 2018 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2018 and the financial performance, comprehensive income (loss) and cash flows for the three and nine months ended September 30, 2018. We have restated the comparative reporting periods presented herein (other than 2016 quarterly periods) to reflect the adoption of IFRS 15, effective January 1, 2018, as well as our current segment structure. No restatements were required as a result of our adoption of IFRS 9 as of January 1, 2018.

 The following table sets forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts and percentages):

	Three months ended September 30			Nine months ended September 30
	2017	2018	% change	2017	2018	% change
Revenue	$1,532.8	$1,711.3	12%	$4,572.5	$4,906.2	7%
Gross profit	105.6	112.2	6%	316.9	310.5	(2)%
Selling, general and administrative expenses (SG&A)	48.0	54.4	13%	152.1	159.4	5%
Other charges	3.9	17.8	356%	19.5	44.1	126%
Net earnings	34.8	8.6	(75)%	91.9	38.8	(58)%
Diluted earnings per share	$0.24	$0.06	(75)%	$0.63	$0.27	(57)%

	Three months ended		Nine months ended
Segment revenue* as a percentage of total revenue:	September 30		September 30
	2017	2018	2017	2018
ATS revenue (% of total revenue)	31%	33%	32%	33%
CCS revenue (% of total revenue)	69%	67%	68%	67%

	Three months ended September 30				Nine months ended September 30
Segment income and segment margin*:	2017		2018		2017		2018
		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment	$24.3	5.1%	$25.5	4.6%	$70.1	4.8%	$81.6	5.0%
CCS segment	31.6	3.0%	30.9	2.7%	97.2	3.1%	72.6	2.2%

* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which are defined in “Operating Results — Segment income and margin” below.

	December 31 2017	September 30 2018
Cash and cash equivalents	$515.2	$457.7
Total assets	2,964.2	3,316.1
Borrowings under applicable term loan	187.5	350.0
Borrowings under applicable revolving credit facility	—	55.0

	Three months ended		Nine months ended
	September 30		September 30
	2017	2018	2017	2018
Cash provided by (used in) operating activities	$(7.5)	$55.3	$83.3	$35.0
Shares repurchased for cancellation — aggregate price (including transaction costs)	$—	$23.3	$—	$61.6
— # (in millions)	—	1.9	—	5.5
Shares repurchased for delivery under stock-based plans — aggregate price (including transaction costs)	$5.7	$—	$12.2	$9.6
— # (in millions)	0.49	—	0.95	0.8

A discussion of the foregoing results is set forth under “Operating Results” below.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
Cash cycle days:
Days in A/R	61	57	58	58	62	57	60
Days in inventory	47	47	50	51	57	56	59
Days in A/P	(58)	(56)	(56)	(56)	(62)	(60)	(65)
Cash cycle days	50	48	52	53	57	53	54
Inventory turns	7.8x	7.7x	7.3x	7.2x	6.4x	6.6x	6.2x

	2017				2018
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
A/R Sales (in millions)	$50.0	$50.0	$50.0	$80.0	$113.0	$113.0	$113.0
Supplier Financing* (in millions)	44.5	65.4	55.1	52.3	77.8	76.0	81.0
Total (in millions)	$94.5	$115.4	$105.1	$132.3	$190.8	$189.0	$194.0

* Represents A/R sold to a third party bank in connection with a customer's uncommitted supplier financing program that we joined in the fourth quarter of 2016.

Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and days in inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P and inventory turns generally reflect improved cash management performance.

We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry. These are not measures of performance under IFRS, and may not be defined and calculated in the same manner by other companies. These measures should not be considered in isolation or as an alternative to working capital as an indicator of performance.

Management also reviews other non-IFRS measures including adjusted net earnings, operating margin, adjusted ROIC and free cash flow. See “Non-IFRS measures” below.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities and the accrual of costs and expenses. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2017 AFS. The following identifies those accounting policies which management considers to be “critical,” defined as accounting policies that management believes are both most important to the portrayal of our financial condition and results and require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. On January 1, 2018, we adopted IFRS 9 and IFRS 15. As a result, we have modified the significant accounting policies set forth in notes 2(q), (r), (s) and (t) to our 2017 AFS, and our critical accounting policies set forth under “Financial assets and financial liabilities” in Item 5 of our 2017 20-F. See notes 2 and 3 to our Q3 2018 Interim Financial Statements for a description of our adoption of these standards, and related changes to our accounting policies. Other than the foregoing changes in accounting policies, there have been no significant changes to our critical accounting policies and estimates during the first nine months of 2018, as discussed in Item 5 of our 2017 20-F.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, discount and terminal growth rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the relevant period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets (see note 16(b) to our 2017 AFS), and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities (see note 19 to our 2017 AFS).
See notes 2 and 3 to the Q3 2018 Interim Financial Statements for a discussion of the adoption and impact of recently adopted accounting standards, as well as recently issued accounting pronouncements.
Operating Results

Our annual and quarterly operating results are affected by, among other factors: the level and timing of customer orders; our mix of customers and the types of products or services we provide; the rate at which, the costs associated with, and the execution of, new program ramps; volumes and the seasonality of our business; price competition and other competitive factors; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisitions and related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers, logistics partners, and/or our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

In addition, customer or program transfers between EMS providers are part of the competitive nature of our industry. Customers may choose to change the allocation of demand among their EMS providers and/or may shift programs from one region to another region within an EMS provider’s global network. Customers may also decide to insource production they had previously outsourced to utilize their internal capacity or for other reasons. As a result, our operating results for each period include the impacts associated with new program wins, follow-on business, program completions or losses, as well as any acquisitions. The volume, profitability and the location of new business awards vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

See “Overview — Overview of business environment and Recent developments” above for a discussion of recently-imposed tariffs and countermeasures, supply constraints with respect to certain electronic components, adverse demand trends from our semiconductor capital equipment customers, and potential impacts of the foregoing on our business.

Operating results expressed as a percentage of revenue:

	Three months ended September 30		Nine months ended September 30
	2017	2018	2017	2018
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	93.1	93.4	93.1	93.7
Gross profit	6.9	6.6	6.9	6.3
SG&A	3.1	3.2	3.3	3.2
Research and development costs	0.5	0.5	0.4	0.4
Amortization of intangible assets	0.1	0.2	0.2	0.2
Other charges	0.2	1.0	0.4	0.9
Finance costs	0.2	0.4	0.2	0.3
Earnings before income tax	2.8	1.3	2.4	1.3
Income tax expense	0.5	0.8	0.4	0.5
Net earnings	2.3%	0.5%	2.0%	0.8%

Revenue:

Aggregate revenue of $1.71 billion for the third quarter of 2018 increased 12% compared to the same period in 2017. Aggregate revenue of $4.91 billion for the first nine months of 2018 increased 7% compared to the same period in 2017.

The following table sets forth revenue from our reportable segments, as well as segment revenue as a percentage of our total revenue for the periods indicated (in millions, except percentages):

	Three months ended September 30				Nine months ended September 30
	2017		2018		2017		2018
ATS revenue	$475.7	31%	$556.3	33%	$1,445.6	32%	$1,642.3	33%
CCS revenue	1,057.1	69%	1,155.0	67%	3,126.9	68%	3,263.9	67%
Communications		45%		43%		44%		42%
Enterprise		24%		24%		24%		25%

Revenue	$1,532.8		$1,711.3		$4,572.5		$4,906.2

Our product and service volumes, revenue and operating results vary from period to period depending on various factors, as discussed above. In addition, we expect that the pace of technological change, the frequency of customers’ transferring business among EMS competitors or customers changing the volumes they outsource, and the dynamics of the global economy will continue to impact our business from period-to-period. See “Overview” above.

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. However, the numerous factors described above that affect our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from the storage component of our CCS segment has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

Our ATS segment represented 33% of total revenue for the third quarter of 2018, up from 31% of total revenue for the third quarter of 2017, and 33% of total revenue for the first nine months of 2018, up from 32% of total revenue for the first nine months of 2017. Revenue dollars from our ATS segment for the third quarter and first nine months of 2018 increased $80.6 million (17%) and $196.7 million (14%), respectively, compared to the same periods in 2017, reflecting new aerospace and defense programs, including from our acquisition of Atrenne and our September 2017 “operate-in-place” program, as well as demand strength in our industrial business, which more than offset demand softness in our semiconductor capital equipment business. Revenue from our semiconductor capital equipment customers has been adversely impacted by what we believe to be modest cyclical decreases in demand in third quarter of 2018. While we expect this environment to continue into the coming quarters, we believe that new program wins, anticipated market share gains, and anticipated growth in electronic content and connectivity may benefit revenue from this business in the future. ATS segment revenue for the third quarter and first nine months of 2018 was also adversely impacted by a $10 million and $25 million decrease, respectively, as compared to the prior year periods, due to our exit from the solar panel manufacturing business (accounting for approximately 2% of our ATS segment revenue in each of the prior year periods).

Our CCS segment represented 67% of total revenue for the third quarter of 2018, down from 69% of total revenue for the third quarter of 2017, and 67% of total revenue for the first nine months of 2018, down from 68% of total revenue for the first nine months of 2017. Revenue dollars from our CCS segment in the third quarter and first nine months of 2018 increased $97.9 million (9%) and $137.0 million (4%), respectively, compared to the same periods in 2017. Revenue dollars from our Communications end market increased 7% and 1% in the third quarter and first nine months of 2018, respectively, compared to the respective prior year periods, as increased demand and new programs (including JDM programs) were partially offset by demand softness from certain of our legacy customers. Revenue dollars from our Enterprise end market in the third quarter and first nine months of 2018 increased 13% and 10%, respectively, compared to the same periods in 2017, primarily driven by strong demand in our storage business (including in JDM). We continued to be impacted by adverse pricing pressures in our CCS segment in the third quarter of 2018 and expect these adverse conditions to continue in future periods. See “Overview — Recent developments” above.

For the third quarter and first nine months of 2018, we had two customers and one customer, respectively (each in our CCS segment), that represented more than 10% of total revenue (third quarter and first nine months of 2017 — two customers (each in our CCS segment)).

Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 71% and 70% of total revenue for the third quarter and first nine months of 2018, respectively (third quarter of 2017 — 71%; first nine months of 2017 — 70%). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position. Changes in the types of product or services we provide to our customers in a particular period may also adversely impact our margins and operating results for such period. For example, providing a relatively higher concentration of fulfillment services (which commenced in 2017 and is expected to continue) negatively impacts our operating results for our CCS segment, as these fulfillment services generally have significantly lower margins than our traditional value-added services in that segment. Some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts, which has significantly impacted revenue and margins in our CCS segment. Our margins and operating results will be negatively impacted to the extent we cannot compensate for such reductions. In addition, as longer-term contracts are becoming more prevalent, we anticipate that these adverse effects will increasingly impact our business in future periods.

In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization, to adjust the concentration of their supplier base to manage supply continuity risk, or for other reasons. We cannot assure the replacement of completed, delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Changes in demand, order cancellations, and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Materials constraints, primarily impacting our CCS segment (which commenced in 2017 and are expected to continue) can also cause delays in production and could have a material adverse impact on our operations and our inventory levels. In addition, in any given quarter, we can experience quality and process variances related to materials, testing or other manufacturing or supply chain activities. Although we are successful in resolving the majority of these issues, the existence of these variances could have a material adverse impact on the demand for our services in future periods from any affected customers, which could in turn have a material adverse effect on our business and operating results. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs. In addition, customers from time to time shift programs to us from other service providers, including some for lower complexity, light touch programs that are aggressively priced, which can adversely impact future operating results.

Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2017	2018	2017	2018
Gross profit (in millions)	$105.6	$112.2	$316.9	$310.5
Gross margin	6.9%	6.6%	6.9%	6.3%

Gross profit for the third quarter of 2018 increased by 6% to $112.2 million compared to the same period in 2017. Gross margin for the third quarter of 2018 decreased from 6.9% in the prior year period to 6.6%. The increase in gross profit is attributable to higher revenue levels in both our CCS and ATS segments. Despite the increase in revenue for the third quarter of 2018, gross margin decreased compared to the third quarter of 2017, primarily from unfavorable changes in overall program mix, increased pricing pressures primarily in our CCS segment, and a $4.0 million increase in our inventory provisions, which more than offset improvements attributable to new programs and revenue attributable to Atrenne. Gross profit for the first nine months of 2018 decreased by 2% or $6.4 million compared to the same period in 2017. Gross margin for the first nine months of 2018 decreased from 6.9% in the prior year period to 6.3%. The decrease in gross profit and gross margin resulted primarily from unfavorable changes in overall program mix, increased pricing pressures primarily in our CCS segment, approximately $10.0 million in higher provisions we recorded for certain aged inventory during the first nine months of 2018 (Inventory Provisions), and a $1.6 million Atrenne inventory fair value adjustment (Atrenne FVA) recorded in the second quarter of 2018. These negative impacts more than offset the increases in gross profit for the first nine months of 2018 as compared to the prior year period attributable to higher revenue levels and margin improvements in our ATS segment, including as a result of new programs and revenue attributable to Atrenne.

The Inventory Provisions we recorded in the first nine months of 2018 of $13.8 million (first nine months of 2017 — $3.9 million) resulted primarily from an increase in our aged inventory levels, more than half of which related to customers in our CCS segment. We recorded the Atrenne FVA in connection with our purchase of Atrenne, to write-up the value of the acquired inventory. Our gross profit for the second quarter and first nine months of 2018 was negatively impacted as a result of the recognition of the full $1.6 million adjustment in costs of sales for the second quarter of 2018, as such acquired inventory was sold during the second quarter. As part of the wind down of our solar panel business, we recorded an inventory provision of $0.9 million during the second quarter of 2017 to write down our then-remaining solar panel inventory to recoverable amounts.

In general, multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and businesses; pricing pressures; contract terms and conditions; production inefficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites, including as a result of program transfers; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials. Our gross profit and SG&A (discussed below) are also impacted by the level of variable compensation expense (including incentive plans and our equity awards under our stock-based compensation plans) we record in each period.

Selling, general and administrative expenses:

SG&A for the third quarter of 2018 of $54.4 million (3.2% of total revenue) increased $6.4 million compared to $48.0 million (3.1% of total revenue) for the same period in 2017. SG&A for the first nine months of 2018 of $159.4 million (3.2% of total revenue) increased $7.3 million compared to $152.1 million (3.3% of total revenue) for the same period in 2017. These increases were primarily due to higher variable expenses and employee stock-based compensation expense (described below) in the 2018 periods, as well as SG&A attributable to Atrenne's operations in the second and third quarters of 2018. As part of the wind down of our solar panel manufacturing business, we recorded a provision of $0.5 million in SG&A expenses during the second quarter of 2017 to write down our then-outstanding solar accounts receivable.

Segment income and margin:

Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs, amortization of intangible assets (excluding computer software), employee stock-based compensation expense, other solar charges, the $1.6 million Atrenne FVA (recorded in the second quarter of 2018), and net restructuring, impairment and other charges (recoveries) (each of which exclusions is quantified herein) as these costs and charges are managed and reviewed by our CEO at the company level. Net restructuring, impairment and other charges (recoveries) include, in applicable periods, restructuring charges (recoveries), impairment charges (recoveries), acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), Toronto transition costs (recoveries), and the accelerated amortization of unamortized deferred financing costs (as described under “Non-IFRS measures” below). See the reconciliation of segment income to our earnings before income taxes in note 4 to the Q3 2018 Interim Financial Statements. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the company as a whole.

The following table shows segment income (in millions) and segment margin for the periods indicated:

	Three months ended September 30				Nine months ended September 30
	2017		2018		2017		2018
		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin	$24.3	5.1%	$25.5	4.6%	$70.1	4.8%	$81.6	5.0%
CCS segment income and margin	31.6	3.0%	30.9	2.7%	97.2	3.1%	72.6	2.2%

ATS segment income for the third quarter and first nine months of 2018 increased $1.2 million (5%) and $11.5 million (16%), respectively, compared to the same periods in 2017. ATS segment margin for the third quarter of 2018 decreased from 5.1% to 4.6% compared to the same period in 2017. ATS segment margin for the first nine months of 2018 increased from 4.8% to 5.0% compared to the same period in 2017. The increase in ATS segment income for the third quarter of 2018 was due to higher segment revenue, primarily from new programs, including our September 2017 “operate-in-place” aerospace and defense program, and revenue attributable to Atrenne, offset in part by lower demand in our semiconductor capital equipment business (described above). The decrease in ATS segment margin for the third quarter of 2018 was attributable to lower performance in our semiconductor capital equipment business, largely due to the high level of fixed costs associated with that business and the costs associated with the commencement of new programs, which more than offset improvements from new ATS programs. The increases in ATS segment income and margin for the first nine months of 2018 were primarily due to the higher ATS segment revenue in the 2018 periods, driven by the new programs described above, and higher revenue in our semiconductor capital equipment business, primarily during the first half of 2018.

CCS segment income for the third quarter and first nine months of 2018 decreased $0.7 million (2%) and $24.6 million (25%), respectively, compared to the same periods in 2017. CCS segment margin decreased from 3.0% in the third quarter of 2017 to 2.7% in the third quarter of 2018, and from 3.1% in the first nine months of 2017 to 2.2% in the first nine months of 2018. Despite the increase in our overall CCS segment revenue for the third quarter and first nine months of 2018, CCS segment income and margin for these same periods, as compared to the prior year periods, were negatively impacted by increased pricing pressures from some of our significant customers, unfavorable changes in program mix, including a higher concentration of lower margin business compared to the prior year periods (particularly in the first quarter of 2018), and the Inventory Provisions recorded in 2018 (discussed above). These decreases were partially offset by CCS segment income contributions from our JDM business in both the third quarter and the first nine months of 2018 as compared to the prior year periods. The performance of our CCS segment in recent periods resulted in the implementation of our cost efficiency initiative (and related restructuring actions) in order to reduce our cost structure (see “Other charges” below). In addition, as part of our strategy to diversify our business and improve shareholder returns, we commenced a comprehensive review of our CCS business in the second half of 2018, with the intention of addressing under-performing programs. As a result of this review, we intend to disengage from certain customer programs that do not meet our strategic objectives. This review is currently expected to result in a decline in our CCS segment revenue of approximately $500 million over the next 12 to 18 months (subject to change based on the growth or contraction of CCS programs not subject to the review). In addition, while we are not providing revenue guidance for 2019, we currently anticipate (if all other factors remain constant), a corresponding overall revenue decline, as a percentage of annual revenue, in the single digit range. This review is intended to improve our CCS segment margin, and contemplates certain restructuring actions (which have been built into our cost efficiency initiative), as well as changes to our manufacturing network. Although we expect reduced revenue in our CCS business as a result of this review, we intend to maintain a large portion of our CCS business, and continue to invest in areas we believe are key to the long-term success of our CCS segment, including our JDM offering, to help drive improved CCS financial performance in future periods.

Stock-based compensation:

Our employee stock-based compensation expense, which excludes deferred share unit (DSU) expense, varies each period. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. The following table shows employee stock-based compensation expense for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2017	2018	2017	2018
Employee stock-based compensation expense in cost of sales	$2.9	$3.0	$11.4	$10.9
Employee stock-based compensation expense in SG&A	3.1	4.4	11.3	14.1
Total	$6.0	$7.4	$22.7	$25.0

Compared to the third quarter of 2017, our employee stock-based compensation expense for the third quarter of 2018 increased by $1.4 million, reflecting higher reversals we recorded in the 2017 period in connection with forfeited awards, as well as new grants made in 2018. Compared to the first nine months of 2017, our employee stock-based compensation expense for the first nine months of 2018 increased by $2.3 million, reflecting higher reversals we recorded primarily in the second and third quarters of 2017 in connection with forfeited awards, and additional expenses related to new grants made during 2018 as compared to 2017.

In the third quarter and first nine months of 2018, we also recorded DSU expense of $0.5 million and $1.5 million, respectively (third quarter and first nine months of 2017 — $0.5 million and $1.7 million, respectively) through SG&A.

Other charges:

We have recorded the following restructuring and other charges for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2017	2018	2017	2018
Restructuring charges	$4.1	$13.3	$15.7	$29.0
Loss on pension annuity purchase	—	—	1.9	—
Toronto transition costs	—	3.1	—	8.3
Accelerated amortization of unamortized deferred financing costs	—	—	—	1.2
Other	(0.2)	1.4	1.9	5.6
	$3.9	$17.8	$19.5	$44.1

Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. We are currently implementing restructuring actions under a cost efficiency initiative. This initiative includes reductions to our workforce, as well as the potential consolidation of certain sites to better align capacity and infrastructure with current and anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities (in each case including as a result of our CCS segment review described above). We currently estimate that we will incur aggregate restructuring charges of between $50.0 million and $75.0 million with respect to our cost efficiency initiative, which will consist primarily of cash charges. We have recorded $37.0 million in restructuring charges from the commencement of our cost efficiency initiative through the end of the third quarter of 2018, including the $13.3 million and $29.0 million of restructuring charges recorded in the third quarter and first nine months of 2018, respectively. The majority of these charges pertained to workforce reductions at sites that are associated primarily with our CCS segment. We currently expect the remainder of the restructuring charges under this initiative will be recorded in the fourth quarter of 2018 through mid-2019.

We recorded restructuring charges of $13.3 million during the third quarter of 2018, consisting of cash charges primarily for consultant costs and employee termination costs. We recorded restructuring charges of $29.0 million during the first nine months of 2018, consisting of cash charges of $28.8 million, primarily for consultant costs and employee termination costs, and non-cash charges of $0.2 million, representing losses on the sale of surplus equipment. We recorded restructuring charges of $4.1 million and $15.7 million during the third quarter and first nine months of 2017, respectively, consisting of cash charges of $4.1 million and $10.5 million, respectively, primarily for employee termination costs resulting from the implementation of our previous Organizational Design and Global Business Services initiatives, as well as from the rationalization of our operations in the third quarter of 2017, and non-cash charges of $5.2 million for the second quarter and first nine months of 2017, to further write down the carrying value of our solar panel manufacturing equipment. The write-down on such equipment was later adjusted to $3.8 million during the fourth quarter of 2017 based on an executed sales agreement, and all such equipment has since been sold. Our restructuring provision at September 30, 2018 was $13.6 million (December 31, 2017 — $12.7 million), the majority of which we currently expect to pay in the fourth quarter of 2018. All cash outlays have been, and the balance is expected to be, funded with cash on hand.

We may also propose additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. See “Overview — Celestica's business” above for a discussion of a comprehensive review of our CCS business we are undertaking to address under-performing programs and potential impacts of this review, including additional restructuring actions. In addition, an increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. See note 2(m) to our 2017 AFS.

Pension annuity purchases:
In March 2017, the Trustees of the U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants of such plan who have retired. The cost of the annuity was £123.7 million (approximately $154.3 million at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of the U.K. Main pension plan. Although we retain ultimate responsibility for the payment of benefits to plan participants, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $17.0 million which we recorded in other comprehensive income (OCI) and simultaneously re-classified to deficit during the first quarter of 2017. We also reduced the value of our pension assets by $17.0 million during the first quarter of 2017, which was recorded in other non-current assets on our consolidated balance sheet. A true-up adjustment on the cost of this annuity is currently expected to be finalized in the near term, and we may be required to pay additional premium amounts to the insurance company after completion of data verification of all retired participants.

In April 2017, the Trustees of the U.K Supplementary pension plan entered into an agreement with a third party insurance company to purchase an annuity for all participants of this plan, all of whom are retired. The cost of the annuity was £9.1 million (approximately $11.7 million at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of such plan. For the U.K. Supplementary pension plan, we currently anticipate transferring the pension annuity to individual plan members and winding up the plan in the first half of 2019. Although we retain ultimate responsibility for the payment of benefits to plan participants until such wind-up is complete, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $1.9 million which we recorded in the second quarter of 2017 in other charges in our consolidated statement of operations, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet.
In June 2018, the Trustees of the U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have not yet retired. The cost of the annuity was £156.1 million (approximately $209.2 million at the exchange rate at the time of recording) and was funded with existing plan assets. The purchase of the annuity resulted in a non-cash loss of $63.3 million for the second quarter of 2018 which we recorded in OCI and simultaneously re-classified to deficit, and the recognition of an additional pension obligation on our consolidated balance sheet after we fully reduced the pension asset to zero. The cost of this annuity is subject to a true-up adjustment within 12 months of the purchase of the annuity, and we may be required to pay additional premium amounts to the insurance company after completion of data verification for such non-retired participants.

Toronto transition costs:

As previously disclosed, we will incur significant transition costs, which we will record in other charges, to relocate our Toronto manufacturing operations and our corporate headquarters. During the third quarter and first nine months of 2018, we recorded $3.1 million and $8.3 million, respectively (third quarter and first nine months of 2017 — nil; fourth quarter of 2017 — $1.6 million) of such transition costs, consisting primarily of utility costs related to idle premises, depreciation charges and personnel costs incurred in the operation of duplicate production lines in advance of the transition, and relocation costs. The costs, timing, and execution of the relocation of our Toronto manufacturing operations and the anticipated relocation of our corporate headquarters could have a material adverse impact on our business, our operating results and our financial position, unless and until the sale of our Toronto real property is consummated and the full purchase price is received. See “Liquidity — Toronto Real Property and Related Transactions” below for a discussion of our anticipated Toronto real property sale and related relocations, including transition and capital costs incurred through September 30, 2018 and expected in connection therewith. See “Recent developments — Toronto Real Property and Related Transactions Update” above for a discussion of the September 2018 amendments to the sale agreement governing our Toronto real property.

Accelerated amortization of unamortized deferred financing costs:

During the second quarter of 2018, we recorded a $1.2 million charge to accelerate the amortization of unamortized deferred financing costs related to the extinguishment of the Prior Facility in June 2018.

Other:
During the third quarter and first nine months of 2018, we recorded $1.5 million and $5.4 million, respectively for consulting, transaction and integration costs related to potential and completed acquisitions (Acquisition Costs) (third quarter and first nine months of 2017 — $0.9 million and $1.8 million of Acquisition Costs, respectively). During the third quarter of 2017, Acquisition Costs of $0.9 million were more than offset by $1.1 million in recoveries of damages in connection with the settlement of class action lawsuits in which we were a plaintiff related to certain purchases we made in prior periods. Additionally, during the first quarter of 2017, we recorded costs related to a prior legal matter.
Finance costs:
During the third quarter and first nine months of 2018, we recorded $7.0 million and $15.2 million of finance costs, respectively (third quarter and first nine months of 2017 — $2.3 million and $7.5 million, respectively). Finance costs are comprised primarily of interest expense and fees related to our credit facility, our A/R sales program, and a customer's supplier financing program. We incurred $4.7 million in higher finance costs during the third quarter of 2018, as compared to the prior year period, primarily due to the increase in borrowings under the New Credit Facility, additional fees associated with the increased sale of A/R, and rising interest rates (as a result of increases in LIBOR). We incurred $7.7 million in higher finance costs during the first nine months of 2018, as compared to the prior year periods, primarily due to higher interest expense in connection with additional borrowings under applicable credit facilities to fund the April 2018 Atrenne acquisition, increased borrowings under our Prior and New Revolver to help fund working capital needs, additional fees associated with the increased sale of A/R, and increases in applicable base interest rates.

In connection with the New Credit Facility, we incurred debt issuance costs totaling $8.0 million during the second quarter of 2018, which have been deferred and will be amortized to finance costs over the term of the New Term Loan and New Revolver, as applicable. $7.3 million of such costs have been paid, primarily in June 2018 (see “Liquidity — Cash provided by (used in) financing activities” below).

Income taxes:

For the third quarter of 2018, we had a net income tax expense of $12.9 million on earnings before tax of $21.5 million, compared to a net income tax expense of $7.5 million on earnings before tax of $42.3 million for the third quarter of 2017. For the first nine months of 2018, we had a net income tax expense of $23.0 million on earnings before tax of $61.8 million, compared to a net income tax expense of $19.9 million on earnings before tax of $111.8 million for the first nine months of 2017.

Our net income tax expense for the third quarter of 2018 consisted primarily of tax expense recorded in jurisdictions with current tax expenses payable, and changes in temporary differences in various jurisdictions, and was negatively impacted by taxable foreign exchange arising primarily from the weakening of the Chinese renminbi relative to the U.S. dollar (our functional currency), as well as additional taxes due to an increased proportion of profits earned in higher tax rate jurisdictions.

During the second quarter of 2018, we received a favorable conclusion to our application for a bi-lateral advance pricing arrangement (BAPA) between the United States and Mexican tax authorities. Our net income tax expense for the first nine months of 2018 was favorably impacted by the reversal in the second quarter of 2018 of $6.0 million of Mexican income taxes previously accrued to reflect the approved BAPA terms (Mexican Tax Reversal), and the recognition in the second quarter of 2018 of $3.7 million of previously unrecognized deferred tax assets in our U.S. group of subsidiaries as a result of our Atrenne acquisition, which partially offset the net deferred tax liabilities that arose in connection with such acquisition. These favorable impacts to our net income tax expense for the first nine months of 2018 were offset in part, by adverse taxable foreign exchange impacts and additional taxes due to an increased proportion of profits earned in higher tax rate jurisdictions.

Our net income tax expense for the third quarter and first nine months of 2017 consisted primarily of tax expense recorded in jurisdictions with current tax expenses payable and changes in temporary differences in various jurisdictions, offset in part for the 2017 nine-month period by the favorable impact of a deferred income tax benefit of $5.0 million recorded in the second quarter of 2017 related to cumulative write-downs and impairments we recorded for our solar assets. In connection with our exit from the solar panel manufacturing business, we withdrew one of our tax incentives in Thailand (which related solely to such operations) during the second quarter of 2017. The withdrawal of this incentive allowed us to apply future tax losses arising from the ultimate disposition of our solar assets against other fully taxable profits in Thailand. The sale of the solar equipment was completed during the second quarter of 2018, and estimated tax losses were adjusted to account for actual net proceeds. The impact of taxable foreign exchange on our net income tax expense for the third quarter and first nine months of 2017 was not significant.

The U.S. Tax Cuts and Jobs Act (U.S. Tax Reform) was enacted on December 22, 2017 and became effective January 1, 2018.We believe we recorded all significant one-time impacts resulting from enactment of the U.S. Tax Reform in the fourth quarter of 2017 (consisting of a non-cash increase to our deferred income tax expense of $2.0 million), but will continue to assess additional impacts, if any, throughout 2018 as they become known due to changes in our interpretations and assumptions, as well as applicable changes in our business and additional regulatory guidance that may be issued. No significant amounts resulting from the U.S. Tax Reform were recorded in the first nine months of 2018. Based on currently available information, we estimate that the U.S. Tax Reform may have an annual adverse impact on our tax expense of approximately $2.0 million starting in 2019 (excluding any potential tax impact resulting from our anticipated acquisition of Impakt).
We have multiple income tax incentives in Thailand with varying exemption periods. These incentives initially allow for a 100% income tax exemption (including distribution taxes), which after eight years transition to a 50% income tax exemption for the next five years (excluding distribution taxes). Upon full expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. As a result of our exit from the solar panel manufacturing business, we withdrew our tax incentive related to our solar panel manufacturing operations in Thailand during the second quarter of 2017 (see above). One of our remaining three Thailand tax incentives expires in 2019, another expires in 2020, and the third incentive will transition to the 50% exemption in 2022, and expire in 2027. Upon expiry of the first tax incentive in 2019, we estimate an additional annual tax expense of approximately $3.0 million based on current levels of profit. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. See Item 5, “Operating and Financial Review and Prospects — Operating Results — Income taxes” of our 2017 20-F for a discussion of general factors that impact our effective tax rate and the potential impact on our tax expense of the grant or retraction of tax incentives.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will be used to reduce taxable income in these jurisdictions in future periods, although not all are currently recognized as deferred tax assets.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits of historical information by tax authorities in various jurisdictions which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows.

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 39 million Brazilian real (approximately $10 million at quarter-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.
The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

Net earnings:

Net earnings for the third quarter of 2018 of $8.6 million decreased $26.2 million compared to the third quarter of 2017. Net earnings for the first nine months of 2018 of $38.8 million decreased $53.1 million compared to the same period in 2017. These decreases were primarily due to higher other charges (primarily restructuring charges, Acquisition Costs, and Toronto transition costs), finance costs and income tax expenses recorded in the third quarter and first nine months of 2018 as compared to the prior year periods, all as discussed above.

Acquisition Activity and Program Transfer:

In November 2016, we acquired the business assets of Karel. The Karel acquisition supported our strategy to accelerate our growth in the aerospace and defense market through the addition of value-add capabilities and services. In April 2018, we completed the acquisition of U.S.-based Atrenne. In October 2018, we announced our execution of a definitive agreement to acquire Impakt. See “Overview — Recent developments” above. There can be no assurance that the Impakt acquisition will be completed when anticipated, or at all. Our acquisitions of Karel and Atrenne, as well as our potential acquisition of Impakt, pertain to our ATS segment.
In September 2017, one of our existing aerospace and defense customers outsourced certain operations to us under a 10-year “operate-in-place” agreement, pursuant to which we provide manufacturing and after-market repair services for electromechanical and electronic assemblies across a wide array of technologies at such customers' site. This agreement further expanded our relationship with this customer, enhanced our ability to provide end-to-end product lifecycle solutions to our customers, and supported our strategy of growing our aerospace and defense business.

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions or strategic transactions that could expand our revenue base and/or service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers, enhance our competitiveness, and/or enhance our global supply chain network. There can be no assurance that any of these discussions will result in a definitive agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that any acquisition or other strategic transaction will be successfully integrated or will generate the returns we expect. We may fund our acquisitions and other strategic transactions from cash on hand, third-party borrowings, the issuance of securities, or a combination thereof.

Liquidity and Capital Resources

Liquidity

The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31	September 30
	2017	2018
Cash and cash equivalents	$515.2	$457.7
Borrowings under applicable credit facility	187.5	405.0

	Three months ended September 30		Nine months ended September 30
	2017	2018	2017	2018
Cash provided by (used in) operating activities	$(7.5)	$55.3	$83.3	$35.0
Cash used in investing activities	(32.2)	(20.9)	(68.7)	(201.4)
Cash provided by (used in) financing activities	(16.0)	21.9	(44.8)	108.9

Changes in non-cash working capital items (included in operating activities above):
A/R	$(5.4)	$(8.6)	$42.5	$(95.0)
Inventories	(44.6)	(55.5)	(118.6)	(225.6)
Other current assets	(7.4)	19.9	5.5	10.3
A/P, accrued and other current liabilities and provisions	(11.9)	55.2	(23.8)	221.8
Working capital changes	$(69.3)	$11.0	$(94.4)	$(88.5)

Cash provided by (used in) operating activities:

In the third quarter of 2018, we generated $55.3 million of cash from operating activities compared to $7.5 million of cash used in operating activities in the third quarter of 2017. The increase in cash from operations was primarily due to $80.3 million in lower working capital requirements, partially offset by $26.2 million in lower net earnings in the third quarter of 2018 as compared to the same period in 2017. Lower working capital requirements for the third quarter of 2018 as compared to the prior year period were driven primarily by a $67.1 million increase in our accounts payable balances. For the first nine months of 2018, we generated $35.0 million of cash from operating activities compared to $83.3 million generated from operating activities in the first nine months of 2017. The decrease in cash generated for the first nine months of 2018 was primarily due to $53.1 million in lower net earnings as compared to the prior year period, partially offset by $5.9 million in improved working capital compared to the same period in 2017. Lower working capital requirements for the first nine months of 2018 as compared to the prior year period were driven primarily by a $245.6 million increase in our accounts payable balances, which was largely offset by the increases in inventory ($107.0 million) and accounts receivable ($137.5 million). Although our change in working capital requirements has improved for both the third quarter and the first nine months of 2018 as compared to the prior year periods, our inventory levels increased $55.5 million from June 30, 2018 and $225.6 million from December 31, 2017. Although part of the additional inventory in the 2018 periods was required to support new program ramps, we experienced demand reductions from certain of our customers in each of our segments, as well as materials constraints primarily from CCS segment suppliers, during the third quarter and first nine months of 2018, each of which resulted in us carrying higher than expected levels of inventory at September 30, 2018. We antic ipate that these adverse market conditions will continue to impact us in the near term. The increases in A/R for the third quarter and first nine months of 2018 as compared to the prior year periods generally reflect the higher amounts and timing of revenue earned during the third quarter and first nine months of 2018. The increase in accounts payable reflects the higher amount of inventory purchases during the 2018 periods.

From time to time, we extend payment terms applicable to certain customers, and/or provide longer payment terms to new customers or with respect to new programs. If this becomes more prevalent, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. Commencing in the fourth quarter of 2016, the payment terms of one of our significant customers was extended. In connection therewith, we registered for that customer's supplier financing program pursuant to which participating suppliers may sell A/R from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At September 30, 2018, we sold $81.0 million of A/R under this program (September 30, 2017 — $55.1 million; December 31, 2017 — $52.3 million). We utilized this program to substantially offset the effect of the extended payment terms on our working capital for the period. We pay discount charges with respect to this arrangement, which we record as finance costs in our consolidated statement of operations.

Free cash flow (non-IFRS):

Non-IFRS free cash flow is defined as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. As a measure of liquidity, we intend to include any amounts we receive from the sale of our Toronto real property, if consummated, in non-IFRS free cash flow in the period of receipt. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by or used in operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. A reconciliation of this measure to cash provided by (used in) operating activities measured under IFRS is set forth below (in millions):

	Three months ended September 30		Nine months ended September 30
	2017	2018	2017	2018
IFRS cash provided by (used in) operations	$(7.5)	$55.3	$83.3	$35.0
Purchase of property, plant and equipment, net of sales proceeds	(32.2)	(20.9)	(81.2)	(59.7)
Finance lease payments	(1.7)	(3.5)	(4.8)	(16.1)
Repayments from former solar supplier	—	—	12.5	—
Finance costs paid	(2.7)	(6.3)	(7.6)	(21.7)
Non-IFRS free cash flow	$(44.1)	$24.6	$2.2	$(62.5)

Our non-IFRS free cash flow (defined above) of $24.6 million for the third quarter of 2018 increased $68.7 million compared to negative $44.1 million for the third quarter of 2017, primarily due to higher cash generated from operating activities (discussed above) and $11.3 million in lower capital expenditures in the third quarter of 2018 compared to the same period in 2017, partially offset by higher interest costs incurred in the third quarter of 2018 in connection with our credit facility. Our non-IFRS free cash flow of negative $62.5 million for the first nine months of 2018 decreased $64.7 million compared to $2.2 million for the first nine months of 2017, primarily due to $48.5 million in lower cash generated from operating activities (discussed above) as compared to the same period in 2017, as well as the payment of $7.3 million of the $8.0 million of finance costs incurred in connection with the arrangement of our New Credit Facility, higher interest costs incurred on higher borrowings in 2018, and $11.3 million of finance lease payments (including accrued interest and fees) we made to settle our outstanding solar equipment leases in the first quarter of 2018. These decreases were offset by $21.5 million in lower capital expenditures in the first nine months of 2018 (see “Cash used in investing activities” below). In addition, the first nine months of 2017 benefited from the repayment of $12.5 million of advances from a former solar supplier.

Cash used in investing activities:

Our capital expenditures for the third quarter and first nine months of 2018 were $21.1 million and $63.4 million, respectively (third quarter and first nine months of 2017 — $32.2 million and $81.8 million, respectively), primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs (with approximately two-thirds of the equipment additions to support our ATS segment). As a result of the demand volatility experienced with certain CCS segment customers during the past three quarters, we have shifted some of our planned expenditures into future periods. Our capital expenditures for the third quarter and first nine months of 2018 included approximately $2 million and $12 million, respectively, in building improvements at our new Toronto manufacturing site. We funded our capital expenditures from cash on hand.

In 2015, we entered into a supply agreement with a solar supplier (which was terminated in the fourth quarter of 2016) that included a commitment by us to provide cash advances to help secure our solar cell supply. All such cash advances were repaid in full by the second quarter of 2017. We received cash advance repayments of $12.5 million from this solar supplier in the first half of 2017.

Cash provided by (used in) financing activities:

Share repurchases:

During the third quarter and first nine months of 2018, we paid $23.3 million and $61.6 million (including transaction fees), respectively, to repurchase and cancel 1.9 million and 5.5 million subordinate voting shares, respectively, under the 2017 NCIB at a weighted average price of $12.17 per share and $11.24 per share, respectively. We did not repurchase any subordinate voting shares for cancellation during the third quarter or first nine months of 2017.

We did not purchase any subordinate voting shares in the open market to satisfy obligations under our stock-based compensation plans during the third quarter of 2018. During the first nine months of 2018, we paid $9.6 million (including transaction fees), for a broker's purchase of 0.8 million subordinate voting shares for such purpose (third quarter and first nine months of 2017 — $5.7 million and $12.2 million, respectively, paid to purchase 0.49 million and 0.95 million subordinate voting shares, respectively, for such purpose).

Financing:

On October 1, 2018, we made a scheduled principal repayment of $875,000 under the New Term Loan in respect of the third quarter of 2018. In each quarter of 2017 and the first two quarters of 2018, we made scheduled principal repayments of $6.25 million under the Prior Term Loan. We also made a $15.0 million repayment under the Prior Revolver during the first quarter of 2017.

During the third quarter of 2018, we borrowed $55.0 million under the New Revolver for working capital purposes. During the second quarter of 2018, we borrowed a total of $163.0 million under the Prior Revolver, primarily to fund the Atrenne acquisition in April 2018, as well as for working capital requirements. In connection with the refinancing of the Prior Facility (described below), we drew $350.0 million under the New Term Loan primarily to repay all amounts outstanding (as of June 27, 2018) under the Prior Term Loan ($175.0 million) and Prior Revolver ($163.0 million), as well as costs related to the arrangement of the New Credit Facility. The Prior Facility was terminated on such repayment.

During the third quarter and first nine months of 2018, we paid finance costs of $6.3 million and $21.7 million, respectively (third quarter and first nine months of 2017 — $2.7 million and $7.6 million, respectively). During the third quarter of 2018, these payments included higher interest expense due to an increase in borrowings under the New Credit Facility, higher fees associated with the increased sale of A/R, and higher interest costs due to rising interest rates (as a result of increases in LIBOR). During the first nine months of 2018, these payments also included $7.3 million of costs related to the arrangement of the New Credit Facility, as well as $1.3 million in higher interest expense, as compared to the prior year period, due to the $163.0 million drawn on the Prior Revolver during the second quarter of 2018. In the third quarter and first nine months of 2018, we incurred interest expense under our applicable credit facility of $4.5 million and $9.4 million, respectively (third quarter and first nine months of 2017 — $1.6 million and $4.9 million, respectively).

Finance lease payments:

During the third quarter and first nine months of 2018, we paid $3.5 million and $16.1 million under our finance lease agreements, respectively (see “Cash Requirements” below). Finance lease payments for the first nine months of 2018 included $11.3 million (including fees and accrued interest) we paid in January 2018 to settle and terminate our solar panel equipment leases in anticipation of the sale of such equipment. Payments made under finance leases reduce our non-IFRS free cash flow. At September 30, 2018, we had a total of $11.3 million finance lease obligations outstanding (December 31, 2017 — $17.7 million).

Cash requirements:

We maintain a revolving credit facility, uncommitted bank overdraft facilities, and an A/R sales program, and we participate in a customer's supplier financing program, to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving facility, sell A/R through our A/R sales program or participate in a customer's supplier financing program, while available. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. During the third quarter of 2018, we borrowed $55.0 million under the New Revolver for working capital purposes. In recent periods, we have increased the amounts sold under our A/R sales program as a cost-effective alternative to drawing on our revolving facility to meet our ordinary course cash requirements. However, since our A/R sales program and the supplier financing program are both on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we wish to sell to them under these programs. See “Capital Resources” below.

We do not believe that the aggregate amounts outstanding under our New Credit Facility as at September 30, 2018 (described under “Capital Resources” below) have had a significant adverse impact on our liquidity, our results of operations or financial condition (but see discussion below with respect to our anticipated financing of Impakt). Based on our current borrowings, we are required to make quarterly principal repayments on the New Term Loan of $875,000, and commencing in 2020, we are also required to make annual prepayments of the New Term Loan ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (as defined in the New Credit Facility) for the prior fiscal year. Proceeds from the sale of our Toronto real property, if consummated after 2018, would be taken into account in the determination of excess cash flow. In addition, prepayments of all borrowings under the New Credit Facility may be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets, but excluding the net proceeds from the sale of our Toronto real property, if consummated). Interest under the New Credit Facility, based on interest rates and amounts outstanding as at September 30, 2018, is approximately $4.5 million per quarter, including the quarterly amortization of the $8.0 million in deferred financing costs incurred in connection with its arrangement. Any increase in prevailing interest rates, margins, or amounts outstanding, would cause this amount to increase (see discussion below).

We intend to pursue the use of the accordion feature under our New Credit Facility to increase the New Term Loan by approximately $350 million to finance the Impakt acquisition. If such accordion feature is unavailable (in whole or in part), we intend to finance the required amounts with cash on hand and/or additional borrowings under our New Revolver of up to approximately $350 million. To the extent the accordion feature is permitted to be used to increase borrowings under the New Term Loan, although our debt leverage, principal repayments and interest expense under the New Credit Facility would increase (discussed below), until such additional borrowings mature without refinancing, our liquidity is not expected to be materially impacted. Any significant use of cash to fund the acquisition, however, would have a significant adverse impact on our cash position and our ability to fund future acquisitions and/or respond to unexpected capital requirements. Use of significant additional borrowings under the New Revolver would also have a significant adverse impact on our ability to fund future acquisitions and/or respond to unexpected capital requirements, and would increase our debt leverage and interest expense (discussed below). Increases in either the Term Loan and/or the New Revolver to finance the acquisition may also limit our ability to obtain additional financing for future acquisitions, working capital, business activities, and other general corporate requirements; limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions, and increase our vulnerability to general adverse economic and industry conditions; require us to dedicate a portion of our cash flow to make interest and principal payments on such indebtedness, thereby limiting the availability of our cash flow for other purposes. Notwithstanding these expected and potential impacts on our liquidity, however, we believe that regardless of the method we use to finance the Impakt acquisition, we will maintain an acceptable level of leverage for a company of our size and remain in compliance with our financial covenants under the New Credit Facility, and that cash flow from operating activities, together with cash on hand, remaining availability under the New Revolver and intra-day and overnight bank overdraft facilities, and cash from the sale of A/R, will continue to be sufficient to fund our currently anticipated working capital needs and planned capital spending (including the commitments described elsewhere herein). Assuming the entire Impakt purchase is financed with borrowings under an expanded New Term Loan, we anticipate that our quarterly principal repayments on the New Term Loan would increase by approximately $1 million, and interest expense (based on interest rates in effect on September 30, 2018) would increase by approximately $4 million per quarter. Assuming the entire Impakt purchase is financed with borrowings under the New Revolver, we anticipate that our interest expense (based on interest rates in effect on September 30, 2018) would increase by approximately $4 million per quarter. See “Capital Resources — Financial risks — Interest rate risk” below.

We may use cash on hand, issue debt (including convertible debt) or equity securities, and intend to increase our levels of third-party indebtedness to fund operations and/or make acquisitions (we may also use any combination of the foregoing). In connection therewith, we refinanced the Prior Facility prior to its scheduled expiration to increase our borrowing capacity, and are pursuing the use of the accordion feature of the New Credit Facility to add incremental term loan borrowings to finance our anticipated acquisition of Impakt (as described above). However, since the accordion feature is on an uncommitted basis, there can be no assurance that any current and/or potential member of our financing syndicate will agree to its use, in the amounts we wish to borrow or at all, or that we will meet the required conditions. In the event that use of the accordion feature is unavailable (in whole or in part), we intend to finance required amounts for the acquisition with cash on hand and/or additional borrowings under the New Revolver. See “Overview — Recent developments” above. Any significant use of cash would adversely impact our cash position and liquidity. Any issuance or incurrence of debt would increase our debt leverage, and may reduce our debt agency ratings. In addition, any issuance of equity or convertible debt securities (the pricing of which would be subject to market conditions at the time of issuance) could dilute current shareholders’ positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders; and the terms of debt securities could impose restrictions on our operations. Sales of our equity securities or convertible debt, or the perception that these sales could occur, could also cause the market price of our subordinate voting shares to decline. Any increase in our overall debt levels would have the anticipated and potential adverse impacts described in the immediately preceding paragraph. In addition, the New Credit Facility (described under “Capital Resources” below) contains restrictive covenants that limit our ability to engage in specified types of transactions and require us to maintain specified financial ratios. Our ability to meet those financial ratios will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control. A breach of any of such covenants could result in a default under the instruments governing such indebtedness.

As at September 30, 2018, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada and is subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries related to undistributed earnings that are considered indefinitely reinvested outside of Canada (which we do not intend to repatriate in the foreseeable future) are not subject to these withholding taxes. We currently expect to repatriate approximately $5 million from our Chinese subsidiaries in the near term and have recorded the anticipated withholding taxes as deferred income tax liabilities. While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had a material impact on our ability to meet our cash obligations. At September 30, 2018, we had approximately $370 million (December 31, 2017 — $351 million) of cash and cash equivalents that were held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future. However, should any such amounts be repatriated to fund a part of our Impakt acquisition, such amounts could be subject to withholding taxes.

Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2018 to be approximately 1.5% to 2.0% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below under “Capital Resources.” As discussed in “Overview — Recent developments,” in connection with the relocation of our Toronto manufacturing operations, we will incur significant costs to transfer such operations to our new location within the Greater Toronto area, and as we prepare and customize the new site to meet our manufacturing needs. We also anticipate significant future costs relating to the interim relocation of our corporate headquarters. The costs, timing, and execution of these relocations could have a material adverse impact on our business, our operating results, and our financial position.

We have entered into financing agreements for the lease of machinery and equipment. For leases where the risks and rewards of ownership have substantially transferred to us, we capitalize the leased asset and record a corresponding liability on our consolidated balance sheet. See “Cash used in financing activities — Finance lease payments” above.

Toronto Real Property and Related Transactions:

On July 23, 2015, we entered into a property sale agreement (Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (Property Purchaser) to be formed by a consortium of three real estate developers. Subject to completion of the transaction, the purchase price is approximately $137 million Canadian dollars (approximately $106 million at period-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. See Item 5, “Operating and Financial Review and Prospects — Liquidity — Cash requirements” of our 2017 20-F for further detail. In September 2018, the Property Sale Agreement was assigned to a new purchaser (unrelated to us and the previous purchaser). In connection with such assignment, the agreement was amended to provide for the remaining proceeds of $122 million Canadian dollars (approximately $94 million at period-end exchange rates) to be paid in one lump sum cash payment at closing (previously, we were to receive one-half of the purchase price in the form of an interest-free, first-ranking mortgage having a term of two-years from the closing date). In addition, although we expect to receive certain additional cash amounts at closing, if consummated, the quantification of such amounts has not yet been finalized. Other terms of the agreement remain unchanged. The closing of the transaction is currently anticipated to occur no later than the end of the first quarter of 2019. However, there can be no assurance that this transaction will be completed when anticipated, or at all. Any amounts we receive from the sale of our Toronto real property, if consummated, will be included in non-IFRS free cash flow in the period of receipt, and are expected to more than offset the building improvements and other capitalized costs, as well as transition costs, associated with our relocation activities and the preparation of our new facilities. The gain on sale of the property, if completed, will be recorded as recoveries through other charges (recoveries). As part of the transaction,upon closing, we will enter into a long-term lease with the new Property Purchaser for our new corporate headquarters, on commercially reasonable arm’s-length terms. Whether or not this transaction is consummated, however, we are moving our existing Toronto manufacturing operations to another location in the Greater Toronto area and in connection therewith, entered into a long-term lease in November 2017. Occupancy under this lease commenced in March 2018. We currently expect to complete the transition to this new manufacturing location by the end of the first quarter of 2019. We also intend to move our corporate headquarters to a temporary location while space in a new office building (to be built by the new Property Purchaser on the site of our current location) is under construction. In September 2018, we entered into a three-year lease for the temporary offices, and relocation is currently expected to occur by the end of the first quarter of 2019. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017), to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs. These costs will consist of building improvements and new equipment which we will capitalize, as well as transition-related costs which we will record in other charges. We expect to incur approximately $17 million in capitalized costs for the new manufacturing location, to be incurred primarily during 2018 and to be funded from cash on hand. We have incurred approximately $13 million in capitalized costs through September 30, 2018 (including $2 million and $12 million recorded in the third quarter and first nine months of 2018, respectively). Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. We expect to incur total transition costs of up to $15 million through the end of the first quarter of 2019. We incurred $3.1 million and $8.3 million of such costs in the third quarter and first nine months of 2018, respectively (fourth quarter of 2017 — $1.6 million), consisting primarily of utility costs related to idle premises, depreciation charges and personnel costs incurred in the operation of duplicate production lines in advance of the transition, and relocation costs. The costs, timing, and execution of these relocations could have a material adverse impact on our business, our operating results and our financial position unless and until the sale of our Toronto real property is consummated and the full purchase price is received.

We have funded and intend to continue to fund our share repurchases from cash on hand, borrowings under our New Revolver, or a combination thereof. During the third quarter and first nine months of 2018, we paid $23.3 million and $61.6 million, including transaction costs, respectively, to repurchase 1.9 million and 5.5 million subordinate voting shares in the open market, respectively for cancellation under our current NCIB (first nine months of 2017 — no share repurchases for cancellation). During the first nine months of 2018, we paid $9.6 million, including transaction costs (third quarter and first nine months of 2017 — $5.7 million and $12.2 million, respectively) to purchase subordinate voting shares in the open market through a broker to satisfy delivery requirements under our stock-based compensation plans. We did not purchase any shares for such purpose during the third quarter of 2018.

In October 2018, we announced our intention to file with the TSX a notice of intention to commence a new NCIB during the fourth quarter of 2018. See “Overview — Recent developments” above.

We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and certain third-party negligence claims for property damage. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity. See “Operating Results — Income taxes” above for a description of certain tax matters.

Capital Resources

Our capital resources consist of cash provided by operating activities, access to a revolving facility, intraday and overnight bank overdraft facilities, an A/R sales program, a customer's supplier financing program, and our ability to issue debt or equity securities. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. As part of our strategic initiatives to scale and diversify our ATS revenue base and expand our capabilities in our ATS segment, we may use cash on hand, issue equity or debt, and intend to further increase our levels of third-party indebtedness under our New Credit Facility in order to fund operations or acquisitions (we may also use any combination of the foregoing). We intend to pursue use of the accordion feature under our New Credit Facility to increase the New Term Loan to finance the acquisition of Impakt. However, since the accordion feature is on an uncommitted basis, there can be no assurance that any current and/or potential member of our financing syndicate will agree to its use, in the amounts we wish to borrow or at all, or that we will meet the required conditions. In the event that use of the accordion feature is unavailable (in whole or in part), we intend to finance required amounts for the acquisition with cash on hand and/or additional borrowings under the New Revolver. See “Liquidity — Cash requirements” above for a discussion of anticipated and potential adverse impacts from such actions. We centrally manage our funding and treasury activities in accordance with corporate policies, the main objectives of which are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At September 30, 2018, we had cash and cash equivalents of $457.7 million (December 31, 2017 — $515.2 million), of which approximately 94% was cash and 6% was cash equivalents, consisting of bank deposits. The majority of our cash and cash equivalents was denominated in U.S. dollars, and the remainder was held primarily in Chinese renminbi and the Euro. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

Until June 27, 2018, we were party to the Prior Facility, that consisted of our $300.0 million Prior Revolver and our fully drawn $250.0 million Prior Term Loan, each of which was scheduled to mature in May 2020. The Prior Revolver had an accordion feature that allowed us to increase the $300.0 million limit by an additional $150.0 million on an uncommitted basis upon satisfaction of certain terms and conditions. The Prior Revolver also included a $25.0 million swing line, subject to the overall revolving credit limit, that provided for short-term borrowings up to a maximum of seven days. Borrowings under the Prior Revolver bore interest at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the Prior Facility), plus a specified margin. The margin for borrowings under the Prior Revolver ranged from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranged from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. Outstanding amounts under the Prior Revolver were due at maturity (but were required to be repaid prior thereto under specified circumstances). The Prior Term Loan bore interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio. The Prior Term Loan required quarterly principal repayments of $6.25 million, with the remainder due at maturity. Prepayments on the Prior Term Loan were required under certain circumstances. We were required to comply with certain restrictive covenants under the Prior Facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets were pledged as security for borrowings under this facility.

On June 27, 2018, we entered into the New Credit Facility with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which provides for the $350.0 million New Term Loan that matures in June 2025, and the $450.0 million New Revolver that matures in June 2023. The net proceeds from the New Term Loan were used primarily to repay all amounts outstanding under the Prior Facility, which was terminated on such repayment, as well as costs related to the arrangement of the New Credit Facility. As of September 30, 2018, $350.0 million was outstanding under New Term Loan, and other than ordinary course letters of credit, $55.0 million was outstanding under the New Revolver.

    The New Term Loan requires quarterly principal repayments of $875,000, commencing September 30, 2018, and a lump sum repayment of the remainder outstanding at maturity (see “Liquidity — Cash requirements” above for a discussion of anticipated additional quarterly principal repayments under the New Credit Facility in the event that the entire Impakt acquisition is financed with an expanded New Term Loan). Commencing in 2020, we are also required to make annual prepayments of the New Term Loan ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (as defined in the New Credit Facility) for the prior fiscal year. Proceeds from the sale of our Toronto real property, if consummated after 2018, would be taken into account in the determination of excess cash flow. In addition, prepayments of all borrowings under the New Credit Facility may be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets, but excluding the net proceeds from the sale of our Toronto real estate, if consummated). Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the New Revolver and the New Term Loan without any other premium or penalty.

The New Credit Facility has an accordion feature that allows us to increase the term loans and/or revolving loan commitments thereunder by an additional $150.0 million, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. We are currently pursuing the use of the accordion feature to increase the New Term Loan to finance our intended acquisition of Impakt. However, since the accordion feature is on an uncommitted basis, there can be no assurance that any current and/or potential member of our financing syndicate will agree to its use, in the amounts we wish to borrow or at all, or that we will meet the required conditions. In the event that use of the accordion feature is unavailable (in whole or in part), we intend to finance required amounts for the acquisition with cash on hand and/or additional borrowings under the New Revolver. The New Revolver also includes a $50.0 million sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 million sub-limit for letters of credit, in each case subject to the overall New Revolver credit limit. The New Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs. Borrowings under the New Revolver bear interest at LIBOR, Canadian Prime, or Base Rate (each as defined in the New Credit Facility) plus a specified margin, or in the case of any bankers' acceptance, at the B/A Discount Rate (as defined in the New Credit Facility). The margin for borrowings under the New Revolver ranges from 0.75% to 2.5%, depending on the rate we select and our consolidated leverage ratio. The New Term Loan currently bears interest at LIBOR plus 2.0% (which we may change to the Base Rate plus a margin of 1% if more advantageous).

In order to partially hedge against our exposure to interest rate variability on the New Term Loan, we entered into a 5-year agreement with a syndicate of third-party banks in August 2018 to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest on $175.0 million of the total borrowings outstanding under the New Term Loan. The swap agreement includes an option that allows us to cancel up to $75.0 million of the notional amount of the original swap agreement after August 2021. This option is aligned with our risk management strategy for the New Term Loan, as it allows us to make voluntary prepayments of outstanding amounts without premium or penalty, subject to certain conditions. At September 30, 2018, the fair value of our interest rate swap agreement was a net unrealized gain of $0.5 million which we recorded in other non-current assets on our consolidated balance sheet. The unrealized portion of the hedge gain or loss of the swap is recorded in accumulated other comprehensive income (OCI). The realized portion of the hedge gain or loss of the swap is released from OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.

We are required to comply with certain restrictive covenants under the New Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets (excluding real property currently held for sale), specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. At September 30, 2018, we were in compliance with all restrictive and financial covenants under the New Credit Facility. The obligations under the New Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the New Credit Facility. The New Credit Facility contains customary events of default. If an event of default occurs and is continuing, the administrative agent may declare all amounts outstanding under the

New Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

We incurred debt issuance costs of $4.9 million in connection with the New Term Loan, which we recorded as an offset against the proceeds from the New Term Loan. Such costs have been deferred (as long-term debt on our consolidated balance sheet) and will be amortized over the term of the New Term Loan using the effective interest rate method. We incurred debt issuance costs of $3.1 million in connection with the New Revolver, which have been deferred (as other assets on our consolidated balance sheet) and will be amortized over the term of the New Revolver. We accelerated the amortization of the remaining $1.2 million of unamortized deferred financing costs related to the Prior Facility upon its termination ($0.6 million related to our Prior Revolver recorded in other assets and $0.6 million related to our Prior Term Loan recorded in long-term debt), and recorded it to other charges in our consolidated financial statements in June 2018.

Commitment fees expensed in the third quarter and first nine months of 2018 were $0.4 million and $1.3 million, respectively (third quarter and first nine months of 2017 — $0.3 million and $1.0 million, respectively). At September 30, 2018, we had $22.4 million outstanding in letters of credit under the New Revolver (December 31, 2017 — $23.2 million outstanding in letters of credit under the Prior Revolver). We also arrange letters of credit and surety bonds outside of our revolving facilities. At September 30, 2018, we had $15.5 million (December 31, 2017 — $13.6 million) of such letters of credit and surety bonds outstanding.

At September 30, 2018, we also had a total of $128.5 million in uncommitted bank overdraft facilities available for intraday and overnight operating requirements under the New Credit Facility (December 31, 2017 — $73.5 million available under the Prior Facility). There were no amounts outstanding under these overdraft facilities at September 30, 2018 or December 31, 2017.

At September 30, 2018, there was $350.0 million outstanding under the New Term Loan and other than ordinary course letters of credit, there was $55.0 million outstanding under the New Revolver (December 31, 2017 — $187.5 million outstanding under the Prior Term Loan and other than ordinary course letters of credit, no amounts outstanding under the Prior Revolver).

On October 1, 2018, we made a scheduled quarterly principal repayment of $875,000 under the New Term Loan in respect of the third quarter of 2018. During the third quarter of 2018, we borrowed a total of $55.0 million under the New Revolver for working capital purposes. During the second quarter of 2018, we borrowed a total of $163.0 million under the Prior Revolver, primarily to fund the Atrenne acquisition in April 2018, as well as for working capital requirements. We made the scheduled quarterly principal repayment of $6.25 million under the Prior Term Loan during each quarter of 2017 and during the first two quarters of 2018. The outstanding amounts under the Prior Revolver ($163.0 million) and the Prior Term Loan ($175.0 million) as of June 27, 2018 were repaid in June 2018 using the net proceeds from the New Term Loan. The Prior Facility was terminated on such repayment. During the first quarter of 2017, we repaid the remaining $15.0 million then-outstanding under the Prior Revolver.

In the third quarter and first nine months of 2018, we incurred interest expense under the Prior Facility of nil and $4.9 million, respectively (third quarter and first nine months of 2017 — $1.6 million and $4.9 million, respectively). In the third quarter and first nine months of 2018, we incurred interest expense on the New Credit Facility of $4.5 million (third quarter and first nine months of 2017 — nil), including the impact of the interest rate swap described above (see “Liquidity — Cash requirements” above for a discussion of anticipated additional quarterly interest payments under the New Credit Facility in the event that the entire Impakt acquisition is financed with borrowings under the New Revolver).

At September 30, 2018, we had $372.6 million available under the New Revolver for future borrowings, reflecting outstanding borrowings and letters of credit (December 31, 2017 — $276.8 million available under the Prior Revolver).

We have an accounts receivable sales agreement to sell up to $200.0 million at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. The term of this agreement has been annually extended in recent years (including in November 2017) for additional one-year periods (and is currently extendable to November 2019 under specified circumstances), but may be terminated earlier as provided in the agreement. At September 30, 2018, $113.0 million (December 31, 2017 — $80.0 million) of A/R were sold under this program, and de-recognized from our accounts receivable balance. As our A/R sales program is on an uncommitted basis, there can be no assurance that any of the banks will purchase the A/R we intend to sell to them under this program. We have increased the amounts sold under our A/R sales program in recent periods as a cost-effective alternative to drawing on our Revolving Facility to fund our ordinary course cash requirements. In order to increase our financial flexibility, we expect to seek to increase the amount we can sell under this facility at the time of its November 2018 extension.

We have entered into an agreement with a third-party bank as part of a customer's supplier financing program, pursuant to which participating suppliers may sell accounts receivable from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At September 30, 2018, we sold $81.0 million of accounts receivable under this program (December 31, 2017 — $52.3 million). We utilized this program to substantially offset the effect of extended payment terms required by such customer on our working capital for the period. As the supplier financing program is on an uncommitted basis, there can be no assurance that the bank will purchase the A/R we intend to sell to them thereunder.

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program or the supplier financing program, can vary significantly from month-to-month depending upon our working capital and other cash requirements. During the third quarter of 2018, we borrowed $55.0 million under our New Revolver for working capital purposes. Our strategy on capital risk management has not changed significantly since the end of 2017. Other than the restrictive and financial covenants associated with our New Credit Facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash.

 The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, pensions, site costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to govern our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

See note 15 to our Q3 2018 Interim Financial Statements for a listing of our foreign exchange forwards and swaps to trade U.S. dollars for specified currencies at September 30, 2018. The fair value of our outstanding foreign exchange forwards and swaps at September 30, 2018 was a net unrealized loss of $3.8 million (December 31, 2017 — net unrealized gain of $10.3 million). The unrealized gains or losses result from fluctuations in foreign exchange rates between the date the currency forward or swap contracts were entered into and the valuation date at period end.

Except as set forth below, there have been no material changes to our primary market risk exposures or our management of such exposures during the three months ended September 30, 2018 from the description set forth in Item 5. “Operating and Financial Review and Prospects — Capital Resources — Financial Risks” of our 2017 20-F. In connection with the New Term Loan, we entered into a 5-year interest rate swap agreement with a syndicate of third-party banks in August 2018 to partially hedge against our exposures to interest rate variability on our New Term Loan. The derivative instrument swaps the variable rate of interest (based on LIBOR plus a margin) for a fixed rate of interest on $175.0 million of our New Term Loan borrowings. The swap agreement includes an option that allows us to cancel up to $75.0 million of the notional amount of the original swap agreement, starting in August 2021. See note 15 to our Q3 2018 Interim Financial Statements.

 Interest rate risk: Borrowings under the New Credit Facility bear interest at specified rates, plus specified margins (as described above). Our unhedged borrowings under this facility at September 30, 2018 of $230.0 million (comprised of $175.0 million under the New Term Loan and $55.0 million under the New Revolver) expose us to interest rate risk due to potential variability in market interest rates. A one-percentage point increase in these rates would increase interest expense by $2.3 million annually.

Also see the discussion above regarding our interest rate swap agreement, note 15 to our Q3 2018 Interim Financial Statements, and note 21 to our 2017 AFS.

Related Party Transactions
     Onex Corporation (Onex) beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of Onex.
In January 2009, we entered into a Services Agreement with Onex for the services of Mr. Schwartz (amended in 2017 to replace references to Mr. Schwartz with references to Mr. Tawfiq Popatia) as a director of Celestica, pursuant to which Onex receives compensation for such services. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Under such agreement, as amended, the annual fee payable to Onex is $235,000 payable in DSUs in equal quarterly installments in arrears. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one multiple voting share of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica for any reason.

Prior to the September 2018 amendment of the Property Sale Agreement, approximately 30% of the interests in the then-applicable Property Purchaser were to be held by a privately-held company in which Mr. Schwartz has a material interest; and approximately 25% of the interests in the such Property Purchaser were to be held by an entity in which Mr. Schwartz has a non-voting interest. In September 2018, however, the Property Sale Agreement was assigned to a purchaser unrelated to us or Mr. Schwartz. See “Overview — Recent developments” above.

Outstanding Share Data

As of October 18, 2018, we had 118,808,953 outstanding subordinate voting shares and 18,600,193 outstanding multiple voting shares. As of such date, we also had 345,577 outstanding stock options, 3,797,148 outstanding restricted share units (RSUs), 3,229,180 outstanding performance share units (PSUs) (assuming vesting of 100% of the target amount granted (amounts that will vest range from 0% to 200% of the target amount granted)), and 1,575,684 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one subordinate voting share (or in certain cases, cash) pursuant to the terms thereof (subject to certain time or performance-based vesting conditions).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2018. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of September 30, 2018, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the quarter ended September 30, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. On April 4, 2018, we completed the acquisition of Atrenne, and, as a result, have been integrating the processes and controls relating to Atrenne into our existing system of internal control over financial reporting. We do not anticipate that the integration of Atrenne will result in changes that would materially affect, or would be reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on Internal Control over Financial Reporting on page F-1 of our 2017 20-F. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2017, which appears on page F-2 of our 2017 20-F.

Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2016*	2017**				2018
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$1,623.7	$1,482.1	$1,557.6	$1,532.8	$1,570.2	$1,499.7	$1,695.2	$1,711.3
Gross margin	6.9%	6.9%	7.0%	6.9%	6.5%	6.2%	6.2%	6.6%
Net earnings	$20.9	$22.5	$34.6	$34.8	$13.6	$14.1	$16.1	$8.6
Weighted average # of basic shares	140.9	142.1	143.4	143.7	143.3	142.2	139.6	139.0
Weighted average # of diluted shares	143.4	144.0	145.5	145.7	145.5	143.5	140.7	140.3
# of shares outstanding	140.9	143.2	143.6	143.7	141.8	139.6	139.3	137.4
IFRS EPS:
basic	$0.15	$0.16	$0.24	$0.24	$0.09	$0.10	$0.12	$0.06
diluted	$0.15	$0.16	$0.24	$0.24	$0.09	$0.10	$0.11	$0.06

* 2016 quarterly results have not been restated under IFRS 15
** 2017 quarterly results have been restated to reflect the adoption of IFRS 15.

Comparability quarter-to-quarter:

The quarterly data reflects the following: the fourth quarter of 2016 has not been restated to reflect the adoption of IFRS 15; the fourth quarters of 2016 and 2017 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters have been impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

Third quarter 2018 compared to second quarter 2018:

Revenue of $1.71 billion for the third quarter of 2018 increased 1% compared to the second quarter of 2018. Compared to the previous quarter, revenue dollars from our CCS segment increased 1%, which was higher than anticipated due to strong demand. ATS segment revenue for the third quarter of 2018 was relatively flat compared to the prior quarter, which was lower than anticipated, as revenue from new programs was offset by demand softness in our semiconductor capital equipment business. Gross profit for the third quarter of 2018 increased 7% compared to the second quarter of 2018, reflecting improved performance in our CCS segment, which more than offset the lower gross profit performance in our ATS segment resulting primarily from demand reductions in our semiconductor capital equipment business, which impacted profitability as a result of the high fixed costs associated with that business and the costs associated with the commencement of new programs. Despite the 1% sequential increase in overall revenue, gross margin improved to 6.6% compared to 6.2% for the second quarter of 2018, reflecting improved performance in our CCS segment, which more than offset the lower performance in our ATS segment. CCS segment income for the third quarter of 2018 was $30.9 million (2.7% of CCS segment revenue) compared to $24.9 million (2.2% of CCS segment revenue) for the second quarter of 2018, primarily as a result of improved productivity, and beneficial mix changes within our CCS segment, in part due to our JDM offering. ATS segment income for the third quarter of 2018 of $25.5 million (4.6% of ATS segment revenue) decreased from $28.2 million (5.1% of ATS segment revenue) in the second quarter of 2018, primarily due to reduced sequential semiconductor capital equipment revenue. Net earnings for the third quarter of 2018 of $8.6 million decreased by $7.5 million compared to $16.1 million from the previous quarter, primarily as a result of higher income taxes ($8.1 million), finance costs ($2.1 million), and other charges ($2.0 million), which more than offset the improved gross profit noted above.

Selected third quarter 2018 IFRS results:

Actual
IFRS revenue (in billions)	$1.71
IFRS EPS (diluted)*	$0.06
IFRS earnings before income taxes as a % of revenue	1.3%

* IFRS EPS for the third quarter of 2018 included an aggregate charge of $0.19 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Toronto transition costs (described below), and restructuring charges. This aggregate charge is within the range we provided on July 31, 2018 of an aggregate charge of between $0.17 to $0.23 per share for these items.

Third quarter 2018 actual compared to guidance provided on July 31, 2018:

	Q3 2018
	Guidance	Actual
IFRS revenue (in billions)	$1.65 to $1.75	$1.71
Non-IFRS operating margin	3.3% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges	3.3%
Non-IFRS adjusted SG&A (in millions)	$49.0 to $51.0	$50.0
Non-IFRS adjusted EPS (diluted)	$0.26 to $0.32	$0.26

For the third quarter of 2018, our revenue was slightly above our guidance mid-point as demand strength in our CCS segment more than offset demand weakness in our ATS segment, in particular from our semiconductor capital equipment business. Non-IFRS operating margin, non-IFRS adjusted SG&A, and non-IFRS adjusted EPS results for the third quarter of 2018 were all within our guidance ranges. Our non-IFRS adjusted EPS was at the low end of our expectations, primarily due to an aggregate $0.03 per share negative tax impact arising from taxable foreign exchange, primarily from the weakening of the Chinese renminbi relative to the U.S. dollar, as well as an increased proportion of profits earned in higher tax rate jurisdictions.

Our guidance includes a range for adjusted EPS (which is a non-IFRS measure and is defined below). Management considers non-IFRS adjusted EPS to be an important measure for investors to understand our core operating performance. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

Management uses adjusted net earnings and the other non-IFRS measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors’ understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources that we generate each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption “Other Performance Indicators” above), which have no defined meanings under IFRS, we use the following non-IFRS measures: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (including Toronto transition costs (recoveries), acquisition-related costs, legal settlements (recoveries), and the accelerated amortization of unamortized deferred financing costs (each described below)), impairment charges (i.e., the write-down of goodwill, intangible assets and property, plant and equipment), other solar charges, and the Atrenne inventory fair value adjustment (each described below), all net of the associated tax adjustments (which are set forth in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results.

The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, Toronto transition costs (recoveries) (discussed below), acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), and the accelerated amortization of unamortized deferred financing costs (discussed below). We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Restructuring and other charges, net of recoveries, include Toronto transition costs (recoveries), which are costs (recoveries) recorded in connection with the sale of our Toronto real property, the relocation of our existing Toronto manufacturing operations, the move of our corporate headquarters to a temporary location while space in a new office building for such headquarters at our current location (to be built by, and which we intend to lease from, the purchasers of our Toronto real property) is under construction, as well as the move to such new office space upon its completion. Toronto transition costs consist of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Toronto transition recoveries will consist of amounts received from the purchasers of the Toronto real property or gains we record in connection with its sale, if consummated. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations are complete.

Restructuring and other charges, net of recoveries, includes the accelerated amortization of $1.2 million in unamortized deferred financing costs recorded on the extinguishment of the Prior Facility during the second quarter of 2018. We have excluded the impact of this non-cash charge because we believe such exclusion permits a better comparison of our core operating results from period-to-period, as this charge is not representative of our typical operational charges.
Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.
Other solar charges, consisting of non-cash charges to further write down the carrying value of our then-remaining solar panel inventory and the write-down of solar accounts receivable (A/R) (primarily as a result of a solar customer's bankruptcy) to estimated recoverable amounts, were recorded in the second quarter of 2017 through cost of sales and SG&A expenses, respectively. Both of these impairment charges, which were identified during the wind down phase of our solar operations after our decision to exit the solar panel manufacturing business, are excluded as they pertain to a business we have exited, and we therefore believe they are no longer directly related to our ongoing core operating results. Although we recorded significant impairment charges to write down our solar panel inventory in the third quarter of 2016, those charges were not excluded in the determination of our non-IFRS financial measures for such period, as we were then still engaged in the solar panel manufacturing business. In connection with this wind-down, we also recorded net non-cash impairment charges to write down the carrying value of our solar panel manufacturing equipment held for sale to its estimated sales value less costs to sell, which we recorded through other charges during 2017.
The Atrenne inventory fair value adjustment consists of a $1.6 million write-up of the inventory acquired in connection with our purchase of Atrenne in April 2018, representing the difference between the cost and fair value of such inventory. Acquired assets and liabilities are recorded on our balance sheet at their fair values as of the date of acquisition. The amount of the Atrenne fair value adjustment is recognized through cost of sales as the inventory is sold. During the second quarter of 2018, we recognized the full $1.6 million adjustment (as such acquired inventory was sold during that quarter), which negatively impacted our gross profit and net earnings for the second quarter of 2018. We have excluded the impact of this adjustment for the second quarter of 2018 (which is not applicable to any other period) because we believe such exclusion permits a better comparison of our core operating results from period-to-period, as the impact of the fair value adjustment is not indicative of our ongoing operating performance.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and may vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures, (in millions, except percentages and per share amounts):

	Three months ended September 30				Nine months ended September 30
	2017		2018		2017		2018
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue
IFRS revenue	$1,532.8		$1,711.3		$4,572.5		$4,906.2

IFRS gross profit	$105.6	6.9%	$112.2	6.6%	$316.9	6.9%	$310.5	6.3%
Employee stock-based compensation expense	2.9		3.0		11.4		10.9
Other solar charges (inventory write-down)	—		—		0.9		—
Atrenne inventory fair value adjustment	—		—		—		1.6
Non-IFRS adjusted gross profit	$108.5	7.1%	$115.2	6.7%	$329.2	7.2%	$323.0	6.6%

IFRS SG&A	$48.0	3.1%	$54.4	3.2%	$152.1	3.3%	$159.4	3.2%
Employee stock-based compensation expense	(3.1)		(4.4)		(11.3)		(14.1)
Other solar charges (A/R write-down)	—		—		(0.5)		—
Non-IFRS adjusted SG&A	$44.9	2.9%	$50.0	2.9%	$140.3	3.1%	$145.3	3.0%

IFRS earnings before income taxes	$42.3	2.8%	$21.5	1.3%	$111.8	2.4%	$61.8	1.3%
Finance costs	2.3		7.0		7.5		15.2
Employee stock-based compensation expense	6.0		7.4		22.7		25.0
Amortization of intangible assets (excluding computer software)	1.4		2.7		4.4		6.5
Net restructuring, impairment and other charges (recoveries) (1)	3.9		17.8		19.5		44.1
Other solar charges (inventory and A/R write-down)	—		—		1.4		—
Atrenne inventory fair value adjustment	—		—		—		1.6
Non-IFRS operating earnings (adjusted EBIAT) (1)	$55.9	3.6%	$56.4	3.3%	$167.3	3.7%	$154.2	3.1%

IFRS net earnings	$34.8	2.3%	$8.6	0.5%	$91.9	2.0%	$38.8	0.8%
Employee stock-based compensation expense	6.0		7.4		22.7		25.0
Amortization of intangible assets (excluding computer software)	1.4		2.7		4.4		6.5
Net restructuring, impairment and other charges (recoveries) (1)	3.9		17.8		19.5		44.1
Other solar charges (inventory and A/R write-down)	—		—		1.4		—
Atrenne inventory fair value adjustment	—		—		—		1.6
Adjustments for taxes (2)	(0.3)		(0.5)		(6.0)		(5.9)
Non-IFRS adjusted net earnings	$45.8		$36.0		$133.9		$110.1

Diluted EPS
Weighted average # of shares (in millions)	145.7		140.3		145.1		141.5
IFRS earnings per share	$0.24		$0.06		$0.63		$0.27
Non-IFRS adjusted earnings per share	$0.31		$0.26		$0.92		$0.78
# of shares outstanding at period end (in millions)	143.7		137.4		143.7		137.4

IFRS cash provided by (used in) operations	$(7.5)		$55.3		$83.3		$35.0
Purchase of property, plant and equipment, net of sales proceeds	(32.2)		(20.9)		(81.2)		(59.7)
Finance lease payments	(1.7)		(3.5)		(4.8)		(16.1)
Repayments from former solar supplier	—		—		12.5		—
Finance costs paid	(2.7)		(6.3)		(7.6)		(21.7)
Non-IFRS free cash flow (3)	$(44.1)		$24.6		$2.2		$(62.5)

IFRS ROIC % (4)	14.5%		6.2%		13.1%		6.3%
Non-IFRS adjusted ROIC % (4)	19.1%		16.2%		19.6%		15.6%

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program, and a customer's supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, net restructuring and other charges (recoveries) (including acquisition-related consulting, transaction and integration costs (net of recoveries) (Acquisition Costs), legal settlements (recoveries), Toronto transition costs (recoveries), impairment charges (recoveries), and the accelerated amortization of unamortized deferred financing costs), other solar charges, and the Atrenne inventory fair value adjustment. During the third quarter and first nine months of 2018, we recorded $3.1 million and $8.3 million of Toronto transition costs, respectively, which we reported under other charges (no such costs were recorded during the third quarter or first nine months of 2017) and we expect these costs to continue into 2019. See "Operating Results -- Other charges" for separate quantification and discussion of restructuring charges, Toronto transition costs, Acquisition Costs, the accelerated amortization of unamortized deferred financing costs, and legal settlements (recoveries).

(2)    The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (described below).

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Nine months ended
	September 30				September 30
	2017	Effective tax rate	2018	Effective tax rate	2017	Effective tax rate	2018	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$7.5	18%	$12.9	60%	$19.9	18%	$23.0	37%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee stock-based compensation	0.2		0.2		0.8		1.2
Amortization of intangible assets (excluding computer software)	—		—		—		—
Net restructuring, impairment and other charges	0.1		0.3		1.4		0.7
Other solar charges (inventory and A/R write-down)	—		—		0.4		—
Non-core tax impact related to fair value adjustment on acquisition *	—		—		—		3.7
Non-core tax impacts related to restructured sites **	—		—		3.4		0.3
Non-IFRS adjusted tax expense and Non-IFRS adjusted effective tax rate	$7.8	15%	$13.4	27%	$25.9	16%	$28.9	21%

*	Consists of deferred tax assets attributable to our acquisition of Atrenne recorded in the second quarter of 2018.

**	Includes deferred tax benefit in the second quarter of 2017 related to the write-downs and impairments we recorded for our solar assets in the second quarter of 2017 and prior periods.

(3)   Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. As a measure of liquidity, we intend to include any amounts we receive from the sale of our Toronto real property, if consummated, in non-IFRS free cash flow in the period of receipt. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended		Nine months ended
	September 30		September 30
	2017	2018	2017	2018
IFRS earnings before income taxes	$42.3	$21.5	$111.8	$61.8
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized IFRS earnings before income taxes	$169.2	$86.0	$149.0	$82.4

Average net invested capital for the period	$1,169.4	$1,391.1	$1,136.0	$1,316.2

IFRS ROIC % (1)	14.5%	6.2%	13.1%	6.3%

	Three months ended		Nine months ended
	September 30		September 30
	2017	2018	2017	2018
Non-IFRS operating earnings (adjusted EBIAT)	$55.9	$56.4	$167.3	$154.2
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$223.6	$225.6	$223.0	$205.5

Average net invested capital for the period	$1,169.4	$1,391.1	$1,136.0	$1,316.2

Non-IFRS adjusted ROIC % (1)	19.1%	16.2%	19.6%	15.6%

	December 31 2017	March 31 2018	June 30 2018	September 30 2018
Net invested capital consists of:
Total assets	$2,964.2	$2,976.0	$3,212.2	$3,316.1
Less: cash	515.2	435.7	401.4	457.7
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,228.6	1,278.1	1,413.8	1,473.3
Net invested capital at period end (1)	$1,220.4	$1,262.2	$1,397.0	$1,385.1

	December 31 2016	March 31 2017	June 30 2017	September 30 2017
Net invested capital consists of:
Total assets	$2,841.9	$2,833.5	$2,876.7	$2,892.0
Less: cash	557.2	558.0	582.7	527.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,189.7	1,165.2	1,167.9	1,152.4
Net invested capital at period end (1)	$1,095.0	$1,110.3	$1,126.1	$1,212.6

(1)     See footnote 4 of the previous table.